SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INSITE VISION INCORPORATED

(Name of Subject Company)

INSITE VISION INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457660108

(CUSIP Number of Class of Securities)

Timothy Ruane

Chief Executive Officer

InSite Vision Incorporated

965 Atlantic Avenue

Alameda, California 94501

(510) 865-8800

Copy to:

Timothy R. Curry

Jonn R. Beeson

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

(650) 739-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A	Opinion of Roth Capital Partners, LLC, dated June 7, 2015

Annex B	Section 262 of the General Corporation Law of the State of Delaware

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is InSite Vision Incorporated, a Delaware corporation (“InSite”). The address of InSite’s principal executive office is 965 Atlantic Avenue, Alameda, California, 94501 and its telephone number is (510) 865-8800.

Securities

The title of the class of equity securities to which this Statement relates is InSite’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on September 23, 2015, there were 131,951,033 Shares issued and outstanding, 23,333,902 Shares issuable upon exercise of warrants to purchase Shares (the “InSite Warrants”) and 23,226,342 Shares underlying outstanding options to purchase Shares (the “InSite Options”).

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and telephone number of InSite, which is both the person filing this Statement and the subject company, are set forth in Item 1—“Subject Company Information—Name and Address.”

Tender Offer and Merger

This Statement relates to the offer (the “Offer”) by Thea Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranbaxy Inc., a Delaware corporation (“Ranbaxy”) and an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”), to purchase all of InSite’s outstanding Shares for $0.35 in cash per Share (such price or any different price per Share that may be paid pursuant to the Offer in accordance with the Merger Agreement (as defined below), the “Offer Price), without interest and less any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser, Ranbaxy and Sun Pharma with the Securities and Exchange Commission (the “SEC”) on September 29, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2015, among InSite, Ranbaxy and Purchaser, as amended and restated on September 28, 2015 (as amended or supplemented from time to time, the “Merger Agreement”). If the Offer is consummated and results in Purchaser acquiring more than 90% of the Shares then outstanding after giving effect to the issuance of Shares to Purchaser pursuant to the “top-up option” contemplated by the Merger Agreement (the “Short Form Threshold”), Ranbaxy intends to consummate the merger of Purchaser with and into InSite (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with InSite surviving as a direct wholly owned subsidiary of Ranbaxy (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Sun Pharma, without an InSite stockholder meeting and without any further action by InSite stockholders (the “Stockholders”), as a “short-form” merger under Delaware law.

In the event the Offer has been terminated or the Offer is consummated and does not result in Purchaser acquiring a number of Shares equal to or greater than the Short Form Threshold and the adoption of the Merger

Agreement by the Stockholders is required by the General Corporation Law of the State of Delaware (the “DGCL”) to consummate the Merger, InSite will take the necessary steps to establish a record date for, give notice of, call, convene and hold a special meeting of the Stockholders. InSite will hold the special meeting of the Stockholders to allow the Stockholders to vote on the adoption of the Merger Agreement and the Transactions, including the proposed Merger, and certain other matters related thereto. At the special meeting, Stockholders will be asked (i) to adopt the Merger Agreement, (ii) to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger and (iii) to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (except Shares owned or held in treasury by InSite or owned by any subsidiary of InSite, shares owned by Ranbaxy, Purchaser or any other direct or indirect subsidiary of Ranbaxy or shares held by Stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any withholding of taxes required by applicable law.

The Offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration of the Offer the number of Shares which, together with the number of Shares (if any) then beneficially owned by Ranbaxy or any of its wholly owned direct or indirect subsidiaries or with respect to which Ranbaxy or any of its wholly owned direct or indirect subsidiaries otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis), without counting Shares tendered via guaranteed delivery procedures unless the depositary has received all required items on account of such Shares at or prior to the expiration of the Offer, and satisfaction of other conditions. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. A copy of Section 262 of the DGCL is attached as Annex B to this Statement.

The Offer is scheduled to expire at 12:00 midnight, New York City time (the end of the day), on October 27, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.

Ranbaxy formed Purchaser for the purpose of making the Offer and Purchaser has not conducted, and does not expect to conduct, any business other than in connection with its organization, the Offer and the Merger. The information set forth in the Offer to Purchase under the caption “The Tender Offer—Section 9—Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser” states that the address of the principal executive offices of Ranbaxy and Purchaser is 600 College Rd E #2100, Princeton, NJ 08540 and their telephone number is (609) 720-9200.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement or as otherwise incorporated herein by reference, as of the date hereof, (i) there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between InSite or its affiliates, on the one hand, and any of InSite’s or any such affiliate’s directors, executive officers or any of their respective affiliates, on the other hand and (ii) there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between InSite or its affiliates, on the one hand, and Ranbaxy, Sun Pharma, Purchaser or any of their respective directors, executive officers or affiliates, on the other hand.

Agreements with Ranbaxy

Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference, governs the contractual rights among Ranbaxy, Purchaser and InSite in relation to the Transactions. The Merger Agreement has been filed as an exhibit to this Statement to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Ranbaxy, Purchaser or InSite in InSite’s public reports filed with the SEC.

The summary of the material provisions of the Merger Agreement contained in the Offer to Purchase under the caption “The Tender Offer—Section 12—Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained under the caption “The Tender Offer—Section 15—Conditions of the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Ranbaxy, Purchaser or InSite. The representations and warranties contained in the Merger Agreement were negotiated by the parties with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to stockholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Stockholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement

On January 31, 2014, Sun Pharma and InSite entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”) and amended the Confidentiality Agreement on August 7, 2015. Under the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information furnished by one party (the “Disclosing Party”) to the other party or its representatives (the “Receiving Party”) would, for a period of seven years from the date of the Confidentiality Agreement, not be disclosed (subject to certain exceptions) and would be used by the Receiving Party solely for the purpose of evaluating and negotiating a transaction with the Disclosing Party. The Confidentiality Agreement also included a standstill provision with a term of the earlier of (i) the date a possible transaction between the parties is complete and (ii) January 31, 2017. The Confidentiality Agreement contains a non-solicitation provision that prohibited each party from directly or indirectly soliciting for employment or otherwise retaining any person then employed or retained by the other party until July 31, 2015, subject to certain exceptions. The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, copies of which are filed as Exhibit (e)(2) and (e)(3) to this Statement and incorporated herein by reference.

Secured Note

The transactions contemplated by the Merger Agreement include a secured line of credit of up to $11,914,195 granted by Ranbaxy to InSite, as evidenced by a senior secured note dated September 15, 2015 by InSite in favor of Ranbaxy (the “Secured Note”). In connection with the transactions previously contemplated by the Agreement and Plan of Merger, dated June 8, 2015 (as amended and restated, the “QLT Merger Agreement”), among InSite, QLT Inc., a corporation incorporated under the laws of British Columbia (“QLT”), and Isotope Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of QLT

(“Isotope”), QLT provided InSite with a secured line of credit, which borrowings, interest and fees outstanding were repaid with a borrowing under the Secured Note in connection with the entry into the Merger Agreement. Interest accrues on the amounts borrowed under the Secured Note at the rate of 12% per annum. Provided that the Merger Agreement has not then been terminated and certain other conditions to borrowing are satisfied, InSite has the right to draw an additional $600,000 to finance certain manufacturing costs and may also borrow up to $1,100,000 per month until January 31, 2016 to fund operating expenses. As of September 23, 2015, InSite’s total borrowings under the Secured Note were approximately $5.8 million.

All borrowings under the Secured Note will be due and payable on the Closing Date (as defined in the Merger Agreement) or 12 months following the termination of the Merger Agreement except that InSite’s obligation to repay those amounts will accelerate and become due and payable upon the occurrence of an event of acceleration as specified in the Secured Note, including upon the termination of the Merger Agreement under the following circumstances: (1) Ranbaxy terminates the Merger Agreement as a result of the Board of Directors of InSite (the “InSite Board”) (A) changing or withdrawing the InSite Board Recommendation following the time of its receipt of a Company Superior Proposal (each as defined in the Merger Agreement) or (B) failing to reaffirm the InSite Board Recommendation within five days of Ranbaxy requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement); (2) InSite terminates the Merger Agreement to engage in a competing transaction constituting a Company Superior Proposal; or (3) InSite completes a competing transaction following certain termination events under the Merger Agreement.

The Secured Note also includes (i) certain restrictive covenants which restrict the ability of InSite and its subsidiaries to, among other things, incur indebtedness, grant liens on their assets, pay dividends or sell assets and (ii) events of default, including failure to pay amounts when due, breaches of representations and warranties in the loan documents and certain bankruptcy events.

The above summary of certain provisions of the Secured Note is qualified in its entirety by reference to the Secured Note, a copy of which is filed as Exhibit (e)(4) to this Statement and incorporated herein by reference.

Security Agreement

The Secured Note is secured by a first priority security interest over substantially all of the assets of InSite, including after acquired assets and InSite’s copyrights, trademarks, patents and patent applications, pursuant to the terms of a Security Agreement, dated as of September 15, 2015 (the “Security Agreement”), between InSite and Ranbaxy. The security interest in InSite’s assets that are granted to Ranbaxy will have first priority over the security interests of the holders of InSite’s outstanding 12% Senior Secured Notes (the “InSite Notes”) pursuant to the terms of the Intercreditor Agreement (as defined below).

The above summary of certain provisions of the Security Agreement is qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit (e)(5) to this Statement and incorporated herein by reference.

Intercreditor Agreement

Pursuant to a certain Securities Purchase Agreement, dated as of October 9, 2014, InSite issued the InSite Notes to certain noteholders (the “InSite Noteholders”), including Timothy McInerney, Chairman of the InSite Board, and, in connection therewith, granted security for the payment and performance of such obligations to U.S. Bank National Association, as collateral agent for the InSite Noteholders (the “Notes Representative”). Ranbaxy, the Notes Representative and InSite entered into an Intercreditor Agreement, dated as of September 15, 2015 (“Intercreditor Agreement”), pursuant to which, among other things, the Notes Representative, on behalf of the InSite Noteholders, agreed to subordinate such security interests, at the direction of the required InSite Noteholders, to the security interest of Ranbaxy.

However, if there is a termination of the Merger Agreement by InSite as a result of certain breaches by Ranbaxy, all liens in favor the Notes Representative for the holders of the InSite Notes shall be deemed to rank pari passu in all respects with the liens in favor of Ranbaxy securing the interests of Ranbaxy under the Secured Note and, in furtherance of the foregoing, Ranbaxy and the required InSite Noteholders shall work in good faith to promptly negotiate and execute an amendment to the Intercreditor Agreement to give effect to such pari passu ranking.

The summary of certain provisions of the Intercreditor Agreement is qualified in its entirety by reference to the Intercreditor Agreement, a copy of which is filed as Exhibit (e)(7) to this Statement and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of InSite

As described below, the consummation of the Offer will constitute a change in control of InSite for purposes of determining certain compensation and other benefits due to certain executive officers of InSite under severance and other benefit agreements or arrangements to which InSite is a party or sponsor. In addition, certain provisions of the Merger Agreement relate to post-closing indemnity and other rights. The InSite Board was aware of these matters and considered them, among other matters, in approving the Merger Agreement and the Transactions.

Amendment, Waiver and Consent / Treatment of InSite Notes

In connection with the execution of the Merger Agreement, each of Nicky V LLC, Kash Flow 18 LLC, James Cannon and Timothy McInerney, Chairman of the InSite Board, as holders of, in the aggregate, $5,250,000 of the InSite Notes (each, a “Consenting Holder”), entered into an Amendment, Waiver and Consent (each such Amendment, Waiver and Consent, an “Amendment and Waiver”) with InSite pursuant to which each such Consenting Holder agreed, among other things, to change the maturity date of all of the InSite Notes to the earlier to occur of (a) the Closing Date and (b) 12 months after the date on which the Merger Agreement is terminated. The form of Amendment and Waiver is filed as Exhibit (e)(8) to this Statement and is incorporated herein by reference.

Treatment of Equity Awards

Pursuant to the Merger Agreement, the equity compensation held by directors and executive officers of InSite will be treated in the Merger in the same manner as similar awards held by other employees of InSite.

At the Effective Time, each InSite Option will, (i) to the extent not then vested or exercisable, become fully vested and exercisable and (ii) be cancelled in exchange for a cash payment in an amount equal to the excess, if any, of the Offer Price over the exercise price of such InSite Option (the “Option Consideration”). All such payments will be made within five business days following the Effective Time and will be subject to all applicable federal, state and local tax withholding requirements. In the event that the exercise price of an InSite Option equals or exceeds the Offer Price, such InSite Option will be cancelled for no consideration.

If, at the Effective Time, each outstanding and vested InSite Option with an exercise price less than the Offer Price (an “In-the-Money InSite Option”) held by InSite’s directors and executive officers as of September 23, 2015 were converted into the right to receive the Option Consideration, InSite’s directors and executive officers would receive an aggregate payment of approximately $360,088 in cash, without interest and less any required withholding of taxes required by applicable law. In addition, if, at the Effective Time, each outstanding and unvested In-the-Money InSite Option held by InSite’s directors and executive officers as of September 23, 2015 were vested and converted into the right to receive the Option Consideration, InSite’s directors and executive officers would receive an aggregate payment of approximately $426,512 in additional cash, without interest and less any required withholding of taxes required by applicable law.

As of September 23, 2015, InSite’s directors and executive officers collectively held InSite Options to purchase 17,064,374 Shares, with exercise prices ranging from $0.20 to $1.59 per Share. Of this amount, InSite Options to purchase 4,940,322 Shares issuable upon exercise of such InSite Options were vested In-the-Money InSite Options, InSite Options to purchase 4,149,678 Shares issuable upon exercise of such InSite Options were unvested In-the-Money InSite Options and InSite Options to purchase 7,974,374 Shares issuable upon exercise of such InSite Options were not In-the-Money InSite Options.

Treatment of InSite Warrants

Pursuant to the terms of the outstanding InSite Warrants, as a result of the Merger, each holder of an InSite Warrant, including Timothy McInerney, Chairman of the InSite Board, Timothy Ruane, InSite’s Chief Executive Officer, Louis Drapeau, InSite’s Vice President, Chief Financial Officer, Lyle M. Bowman, InSite’s Vice President, Development, and Sundra Patel, InSite’s Vice President, Operations & Quality, will have the right to elect, during the period beginning on the date of public announcement of the Merger and ending 45 days after public announcement of the completion of the Merger, to surrender his, her or its InSite Warrants to InSite as the surviving corporation of the Merger in return for a cash payment equal to the Black-Scholes value of such holder’s InSite Warrants in lieu of continuing to hold the InSite Warrants (the “Warrant Election Consideration”). With respect to InSite Warrants for which an election described in the preceding sentence does not occur within the time specified in the InSite Warrant, such InSite Warrants that are outstanding and unexercised as of the Effective Time will be cancelled and, following the Effective Time, will only entitle the holder of the InSite Warrant to receive at such time an amount in cash determined by (A) multiplying (1) the number of Shares issuable upon exercise of the warrant immediately prior to such time by (2) the excess, if any, of the Offer Price over the exercise price of such InSite Warrant (the “Warrant Offer Consideration”). In the event that the exercise price of an InSite Warrant equals or exceeds the Offer Price, such InSite Warrant will be cancelled for no consideration, unless the holder elects to surrender such InSite Warrant for the Warrant Election Consideration. The forms of the InSite Warrants are filed as Exhibits (e)(30) and (e)(32) to this Statement and are incorporated herein by reference.

Treatment of 2014 Bonus Plan

InSite’s named executive officers were eligible to receive bonuses under the InSite Vision Incorporated 2014 Bonus Plan (the “2014 Bonus Plan”). The InSite Compensation Committee determined that InSite achieved 70% performance for its 2014 bonus metric based on three corporate goals established for the 2014 Bonus Plan. However, as a result of the InSite Compensation Committee’s consideration of InSite’s stockholder interests, including its 2014 stock price performance, which declined by about 33.3%, and prudent cash management considerations, it deferred a final decision as to the amount and timing of bonus payments to the named executive officers for 2014. In connection with the Merger, InSite expects to make payments to its named executive officers under the 2014 Bonus Plan.

Payments under the 2014 Bonus Plan to InSite’s named executive officers would be as follows:

Named Executive Officer	Bonus Payment
Timothy Ruane	$205,853
Louis Drapeau	$76,944
Lyle M. Bowman, Ph. D.	$73,182
Kamran Hosseini, M.D., Ph.D.	$87,643
Surendra Patel	$59,644

Special 2015 Bonus

Under the provisions of the Merger Agreement imposing operating limitations on InSite between signing and closing, InSite is not prohibited from paying bonuses to certain executives in an aggregate amount of up to approximately $1.0 million, which amount includes amounts that may be paid under the 2014 Bonus Plan. The

InSite Compensation Committee determined to pay a special bonus, contingent upon the closing of the Merger (the “Special 2015 Bonus”), to each of its named executive officers in recognition of the officer’s outstanding personal contributions to InSite as it faced significant challenges related to its lack of financial resources, including contributions that resulted in a successful merger transaction. Payment of each Special 2015 Bonus is conditioned on the applicable named executive officer’s continued employment with InSite through the closing of the Merger.

Payments of Special 2015 Bonuses to InSite’s named executive officers would be as follows:

Named Executive Officer	Bonus Payment
Timothy Ruane	$165,000
Louis Drapeau	$65,000
Lyle M. Bowman, Ph. D.	$60,000
Kamran Hosseini, M.D., Ph.D.	$70,000
Surendra Patel	$50,000

The foregoing summary of the 2014 Bonus Plan and the Special Bonus is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference, and the InSite Annual Bonus Plan, which is filed as Exhibit (e)(25) to this Statement and is incorporated herein by reference.

Change in Control and Termination Benefits

Certain of InSite’s executive officers are eligible for severance benefits under the terms of the InSite Vision Incorporated Severance Plan (the “Severance Plan”). With the exception of Mr. Drapeau, these benefits are payable in the event of an executive’s involuntary termination (other than due to death or disability) without “cause” or for “good reason” (as each term is defined in the applicable participation agreement) within 90 days before, or within two years after, the occurrence of a “change in control.” In such an event, and subject to the execution of a release, certain of InSite’s executive officers would be entitled to receive certain compensation and benefits paid or provided by InSite under the Severance Plan and their respective participation agreements. In Mr. Drapeau’s case, as long as he is employed at the time of a “change in control,” the benefits under the Severance Plan are payable upon the occurrence of a “change in control,” regardless of whether his employment terminates. Accordingly, if Mr. Drapeau incurs a qualifying termination of employment following the date of a “change in control,” he will not be entitled to receive any additional benefits under the Severance Plan.

If an eligible executive officer incurs a qualifying termination of employment within 90 days before, or within two years after, the occurrence of a “change in control,” or, in Mr. Drapeau’s case, in the event of a “change in control,” such executive officers would be entitled to the following benefits under the Severance Plan:

i)	a lump sum severance payment equal to the sum of (a) the executive officer’s annual base salary rate multiplied by the executive officer’s “change in control severance multiplier” plus (b) the executive officer’s target bonus for the year in which the termination occurs (or, if the executive officer does not have a target bonus opportunity for such year, the average annual cash bonus paid to the participant for the three preceding fiscal years);

ii)	payment of or reimbursement by InSite of the executive officer’s premiums for continued medical and other welfare benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for a number of months determined by multiplying the executive officer’s change in control severance multiplier by twelve; and

iii)	full accelerated vesting of the participant’s stock options and other equity-based awards, with a six-month extension of the period to exercise such stock options (but not beyond the original term of the option).

The change in control severance multiplier for Mr. Ruane is two. The change in control severance multiplier for each of Mr. Drapeau, Dr. Bowman, Dr. Hosseini and Mr. Patel is one and one-half.

In addition, the Severance Plan provides that if any payment or benefit (whether pursuant to the terms of the Severance Plan or otherwise) (the “parachute payments”) to or for an executive officer is or will be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986 (the “Code”), then the parachute payments will be reduced so that the maximum amount of the parachute payments payable will be $1.00 less than the amount which would cause the parachute payments to be subject to the excise tax imposed under Section 4999 of the Code, but only if such reduction would put the executive officer in a better after-tax position than if the executive officer were to receive all parachute payments and pay all taxes thereon, including the excise tax.

For an estimate of the amounts that would be payable to each of InSite’s executive officer’s in connection with a qualifying termination in connection with a change of control, please refer to the information included under Item 8—Additional Information—Quantification of Change in Control and Termination Payments and Benefits to InSite’s Executive Officers in Connection with the Merger below.

The foregoing summary is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(26) to this Statement and is incorporated herein by reference.

Post-Closing Employee Benefits

For twelve months following the Effective Time, Ranbaxy or its affiliates will (i) honor the terms of all employment agreements between InSite employees and InSite or InSite’s subsidiaries, except in the event that such employment agreements were superseded by new employment agreements with Ranbaxy, (ii) pay to any InSite employee whose service is terminated during such twelve month period severance benefits no less favorable than those provided to such terminated InSite employee under the terms of any InSite severance plan in which such individual was eligible to participate as of the date of the Merger Agreement and which were disclosed to Ranbaxy, and (iii) perform all obligations under the Severance Plan.

If any continuing InSite employee (a “Continuing Employee”) becomes covered by any employee plan sponsored by Ranbaxy or any of its affiliates or Ranbaxy or the surviving corporation makes any material change to an InSite plan that was in effect as of the date of the Merger Agreement (collectively, the “Continuing Employee Plans”), (i) Ranbaxy will cause any such Continuing Employee Plans to recognize the service with InSite and its subsidiaries prior to the Effective Time (to the extent such service was recognized by InSite and its subsidiaries under the analogous InSite plan) of each Continuing Employee for all purposes of vesting, eligibility and benefit entitlement and (ii) for twelve months following the Effective Time, Ranbaxy will cause each Continuing Employee Plan that actually covers any Continuing Employee following the Effective Time to waive pre-existing condition limitations to the extent waived or not applicable under the analogous InSite plan relating to such Continuing Employee, and Ranbaxy will cause such Continuing Employees to be given credit under such Continuing Employee Plans for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding InSite plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Continuing Employee Plan. The foregoing will not apply to the extent such service credit would result in a duplication of benefits for the same period or is not permitted by the applicable third party benefit provider under the terms and conditions of such Continuing Employee Plan.

Prior to Purchaser’s acceptance of Shares in the Offer, InSite agreed to take all required steps to cause each agreement, arrangement or understanding entered into by InSite or its subsidiaries with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, which requires, among other things, the approval of such agreements, arrangements or understandings by a committee of independent directors of InSite.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Golden Parachute Compensation

For information with respect to arrangements between InSite and its executive officers described in this Item 3 that constitutes “golden parachute compensation” within the meaning of Item 402(t) of SEC Regulation S-K, please refer to the information included under Item 8—Additional Information—Quantification of Change in Control and Termination Payments and Benefits to InSite’s Executive Officers in Connection with the Merger below, which is incorporated into this Item 3 by reference.

Director Compensation

InSite provides its non-employee directors with compensation payments pursuant to its non-employee director compensation program.

Cash and Expenses. The compensation for InSite’s non-employee directors for 2014 consisted of cash fees and retainers and grants of stock options as follows:

i)	an annual cash retainer of $45,000 for serving on the InSite Board;

ii)	an additional annual cash retainer of $10,000 for serving as the Chairman of the InSite Board (Mr. McInerney);

iii)	an additional annual cash retainer for serving as the Chairman of a committee of the InSite Board ($7,500 for the Audit Committee (Mr. Tooman), $2,500 for the Compensation Committee (Mr. Yost) and $2,500 for the Nominating and Governance Committee (Mr. McInerney)); and

iv)	an additional annual cash retainer of $5,000 for service as InSite Board liaison and/or leader of InSite’s Scientific Advisory Board (Dr. Levy).

InSite also reimburses non-employee directors for reasonable expenses for attending any InSite Board or committee meetings.

Option Grants. Under InSite’s current director compensation program, each non-employee director is granted, at the time of his or her initial election or appointment to the InSite Board, an option to purchase a pro rata portion of 150,000 Shares based on the month in which the non-employee director is initially elected or appointed to the InSite Board. Thereafter, each non-employee director in office on the date of the first InSite Board meeting in December of each year is granted on such date an option to purchase 150,000 Shares. In the event that there is no InSite Board meeting in December of any year, the annual option grant is made on December 15 of that year (or, if December 15 is not a trading day, the next succeeding trading day). In addition, non-employee directors are eligible to receive discretionary award grants at any time under InSite’s 2007 Performance Incentive Plan (the “2007 Plan”).

Each option granted to a non-employee director has a per-share exercise price equal to the closing price of the Shares on the date of grant and a maximum term of ten years. These options generally vest on the first anniversary of the grant date, subject to the director’s continued service as a director. Vested options will generally remain exercisable for three months following the termination of the director’s service or six months following a termination due to death or disability. The options do not include any dividend equivalent rights.

On December 10, 2014, each of InSite’s non-employee directors received a grant of an option to purchase 150,000 Shares. Each of these options has a per-share exercise price of $0.22 (the closing price of a Share on the grant date) and will generally vest on the first anniversary of the grant date, provided that the director remains in service through such date (except as otherwise provided herein). Each of these options was granted under, and is subject to, the terms of the 2007 Plan.

Director and Officer Indemnification and Insurance

Pursuant to the Merger Agreement, Ranbaxy has agreed to indemnify, defend and hold harmless, and provide advancement of expenses to, all present and former officers and directors of InSite and any InSite subsidiary, against all losses, claims, damages, costs, expenses (including attorneys’ fees and expenses and disbursements), liabilities or judgments that are paid in settlement of or in connection with any action, investigation, audit or claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of InSite or any of InSite’s subsidiaries at or prior to the Effective Time. The Merger Agreement provides that Ranbaxy will indemnify, defend and hold harmless, and provide advancement of expenses to the fullest extent provided or permitted under InSite’s restated certificate of incorporation, as amended (the “Restated Certificate”), or InSite’s bylaws, or any indemnification agreement entered into between InSite and such person, in each case as in effect as of the date of the Merger Agreement, and under applicable law.

InSite may purchase a “tail” directors’ and officers’ liability insurance policy for InSite’s present and former directors and officers who are covered prior to the Effective Time by the directors’ and officers’ liability insurance currently maintained by InSite with coverage for six years following the Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by InSite. Notwithstanding the foregoing, InSite may not purchase such “tail” policy for a total cost in excess of 300% of the then current annual premium paid by InSite for such insurance, referred to as the “tail cap,” without prior written consent of Ranbaxy; provided that if the total cost for such “tail” policy exceeds the tail cap, then InSite may obtain a “tail” policy with the maximum coverage available for a total cost not to exceed the tail cap.

InSite’s Restated Certificate provides for indemnification of its directors and officers to the fullest extent permitted by law, as now in effect or later amended. In addition, the Restated Certificate provides for indemnification against expenses incurred by a director, officer or other person entitled to indemnification to be paid by InSite from time to time in advance of the final disposition of such action, suit or proceeding and, if required by the DGCL, upon receipt of an undertaking by or on behalf of the director, officer or other person to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified by InSite. The Restated Certificate further provides for a contractual cause of action on the part of InSite’s directors and officers for indemnification claims that have not been paid by it. The Restated Certificate limits under certain circumstances the liability of InSite’s directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director’s duty of loyalty to InSite or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL contains provisions regarding indemnification, among others, of officers and directors. Section 145 of the DGCL provides in relevant part:

i)

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

ii)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

iii)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

iv)	Any indemnification under subsections (a) and (b) of Section 145 of the DGCL (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145 of the DGCL. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination,

(1)	by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum,

(2)	by a committee of such directors designated by majority vote of such directors, even though less than a quorum,

(3)	if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

(4)	by the stockholders.

Delaware law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his or her status as such, whether or not the corporation has the power to indemnify him or her against that liability under Section 145 of the DGCL. InSite maintains liability insurance for each director and officer for losses arising from claims or charges made against them while acting in their capacities as directors or officers of InSite.

InSite has also entered into agreements with its directors and officers that require it to indemnify such persons against expenses, judgments, fines and settlement amounts that such person becomes legally obligated to pay in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of InSite or any of its subsidiaries. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing summary is qualified in its entirety by reference to InSite’s Restated Certificate and the form of indemnification agreements, which are filed as Exhibit (e)(9) and (e)(24) to this Statement, respectively, and are incorporated herein by reference.

Item  4. The Solicitation or Recommendation

Recommendation of the InSite Board

On September 11, 2015, after considerable deliberation and discussion, the InSite Board resolved, among other things, (1) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the QLT Merger Agreement), (2) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (3) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (4) to authorize and approve the Top-Up Option and the issuance of the Top-Up Option Shares (each as defined under Item 8—Additional Information—Top-Up Option below), and (5) to recommend that the Stockholders tender their Shares to Purchaser or Ranbaxy pursuant to the Offer and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Accordingly, for the reasons described in more detail below, the InSite Board unanimously recommends that Stockholders accept the Offer and tender their Shares in the Offer and, if required under the DGCL to effect the Merger, to approve and adopt the Merger Agreement and the Merger.

A copy of the letter to Stockholders, dated September 29, 2015, communicating the recommendation of the InSite Board is included as Exhibit (a)(2) to this Statement and is incorporated herein by reference.

Background of the Merger

The InSite Board has regularly reviewed InSite’s results of operations and competitive position, as well as strategic alternatives. In addition, InSite from time to time evaluates potential transactions that would further its strategic objectives.

Over the past three fiscal years, InSite has faced significant challenges related to its lack of financial resources. In fiscal year 2012, InSite incurred a net loss of $8.2 million and used $10.3 million in net cash in operating its business. At December 31, 2012, InSite had just $1.3 million in cash. InSite’s financial condition has not improved since 2012.

As of June 2015, prior to the announcement of the entry into the initial QLT Merger Agreement and the related borrowings from QLT, InSite expected that its cash on hand, anticipated cash flow from operations and the net proceeds from its debt financing arrangements would only enable it to continue its operations for one to two months. Further, for the second consecutive fiscal year, InSite’s independent auditors included an explanatory paragraph in their audit report related to InSite’s consolidated financial statements for the fiscal year ended December 31, 2014, noting that its recurring losses from operations, available cash balance and accumulated deficit raised substantial doubt about its ability to continue as a going concern.

Despite its financial challenges, however, InSite’s product development has continued to progress. In March 2013, InSite announced positive results from the first Phase 3 clinical trial of BromSite™ (0.075% bromfenac in DuraSite™) demonstrating statistically significant superiority (p < 0.001) compared to vehicle in alleviating ocular pain and inflammation among patients following cataract surgery.

InSite management has prepared, and from time to time updates, financial calculations to assist the InSite Board in its evaluation of the financial needs of InSite. These calculations, which incorporate assumptions regarding future expenses and cash flows relating to various product categories, are not intended to serve as forecasts or projections and have not been adopted or approved by the InSite Board. In early 2013, the InSite Board considered, among other things, its financial needs at that time and determined that, based on financial calculations prepared by InSite management and in light of InSite’s then current financial condition, it was highly unlikely that InSite would be able to obtain sufficient financing from available sources to achieve the maximum potential value of its products. In light of this determination and InSite’s financial condition, the InSite Board and InSite management engaged in discussions related to various strategic transactions between 2013 and entry into the QLT Merger Agreement, including exploration and discussions relating to strategic merger transactions that would combine InSite with a larger company that had sufficient cash resources to fund research and development of InSite’s current programs, entering into licensing and collaboration transactions under which InSite and a partner might share responsibility for funding InSite’s current programs, and licensing transactions that would allow InSite to monetize certain programs in order to fund others. InSite also pursued various financing transactions in order to fund its operations and, in particular, its research and development expenses. For example, in order to improve its financial condition and facilitate further development of BromSite™, on April 2, 2013, InSite entered into an agreement with SWK Funding LLC and Bess Royalty, L.P. to sell InSite’s rights to a royalty on future sales of Besivance by Bausch & Lomb for an initial payment of $15.0 million and an additional $1.0 million payable in February 2014 if sales targets were met (which amount was subsequently paid to InSite). Under that agreement, InSite may also be eligible for revenue sharing or a return of the full future royalty stream under certain circumstances relating to the buyers’ receipt of specified future royalties.

Over the years, InSite engaged in numerous discussions with Company A regarding a potential collaboration with Company A. These discussions included preliminary negotiations of potential licensing and other agreements with Company A, and on November 14, 2011, the companies entered into a confidentiality agreement to facilitate those discussions. However, none of those discussions had led to any definitive agreement.

In May 2013, the InSite Board held a meeting to discuss a potential collaboration and marketing relationship with Company A, along with a possible investment by Company A in InSite. The InSite Board discussed the merits of such a relationship, including that such a transaction would enable InSite to defray certain of its marketing costs, and, if the transaction involved an investment by Company A in InSite, would result in additional funds to facilitate the development of products in InSite’s pipeline. After deliberation, the InSite Board directed InSite management to continue to explore a transaction with Company A.

Under a license agreement for AzaSite® entered into on February 15, 2007 with Inspire Pharmaceuticals, Inc. (“Inspire”), Merck & Co. (“Merck”) (which later acquired Inspire) had exclusive development and commercialization rights in the United States and Canada for topical anti- infective products containing azithromycin as the sole active ingredient for human ocular or ophthalmic indications, including AzaSite®, which was the only product included in the license agreement that was approved for marketing. On August 1, 2013, Merck notified InSite that it had ceased sales representative promotion of AzaSite® in the United States. Merck’s obligation to make minimum royalty payments on AzaSite® also terminated on

September 30, 2013. InSite accordingly believed that AzaSite® royalties would significantly decline over time. Merck subsequently sold Inspire, and therefore its rights to AzaSite®, to Akorn, Inc. (“Akorn”).

On August 14, 2013, the InSite Board held a meeting to discuss InSite’s financial challenges, including Merck’s decision to cease sales promotion of AzaSite®, as well as the status of discussions regarding a potential transaction with Company A. At that meeting, Timothy Ruane, InSite’s Chief Executive Officer, provided an update on negotiations with Company A. Mr. Ruane informed the InSite Board that in the course of discussions with Company A relating to a potential collaboration, marketing and investment relationship, representatives from Company A had expressed interest in pursuing a stock-for-stock merger of the two companies as an alternative. Mr. Ruane informed the InSite Board, however, that discussions with Company A were progressing at a slow pace despite InSite’s efforts to rapidly progress negotiations and that it was unclear when or if a transaction could be successfully agreed to and consummated with Company A because Company A expressed it was not interested in pursuing an all cash transaction.

On October 16, 2013, InSite received a non-binding indication of interest from Company A. In its indication of interest, Company A proposed a stock-for-stock acquisition at an implied InSite share price equal to the average closing price of the Shares during the five trading-day period preceding the day of announcement and a contingent value right that would be paid based on achieving certain regulatory milestones. On October 15, 2013, which was the last trading day prior to receipt of the indication of interest, the closing price of the Shares was $0.20 per Share. While InSite management believed that certain of the regulatory milestones triggering payment of the contingent value right were unlikely to be met, the aggregate value of the contingent value right was approximately $30.0 million assuming full payment. Later that day, the InSite Board held a meeting to discuss InSite’s cash burn rate and cash needs through August 2014. The InSite Board also discussed the indication of interest from Company A.

In addition to engaging in discussions with Company A, throughout 2013, InSite engaged in numerous discussions with Company B regarding a potential collaboration with Company B. In furtherance of those discussions, on October 18, 2013, Company B entered into a confidentiality agreement with InSite and the parties engaged in discussions regarding a potential strategic transaction.

On October 23, 2013, the InSite Board held a meeting to further discuss Company A’s offer to acquire InSite. At that meeting, the InSite Board also considered the viability of pursuing alternative transactions and InSite’s standalone prospects given its continuing cash needs, the challenging financing environment for small biotech companies such as InSite, and a perceived lack of available financing. The InSite Board noted that InSite’s need for cash to support operations resulted in InSite requiring an amount of cash in the short term that represented a very significant percentage of InSite’s market capitalization. This meant that it was unlikely InSite could effect a significant financing transaction on favorable terms that would enable it to continue on a standalone basis. The InSite Board also discussed commencing a formal process to explore strategic alternatives and hiring a financial advisor to assist the board in evaluating its alternatives and potentially conducting such a process. At the conclusion of these discussions, the InSite Board resolved to form a mergers and acquisitions committee of the InSite Board (the “M&A Committee”), comprising Timothy McInerney, the Chairman of the InSite Board, and Craig Tooman, a member of the InSite Board and chairman of the Audit Committee, and tasked the M&A Committee with the responsibility for analyzing and negotiating the offer from Company A and considering and negotiating other offers that might be received by InSite. The InSite Board determined to form the M&A Committee to ensure regular dialogue between InSite management and the InSite Board regarding strategic alternatives, since the smaller size of the M&A Committee as compared to the full InSite Board would allow for more convenient and flexible scheduling of periodic meetings. The InSite Board also directed InSite management to engage a financial advisor to assist InSite in evaluating the proposal from Company A, as well as pursue and analyze other strategic alternatives.

The next day, on October 24, 2013, Mr. Ruane met with the chief executive officer of Company B. Prior discussions with Company B had been largely preliminary in nature, and neither party had commenced due diligence on the other. Company B verbally expressed an interest in acquiring InSite. Specific terms were not discussed, however, other than the prospect of a transaction that would provide a “modest premium” to InSite’s stock price.

In late October 2013, Mr. Ruane received an email from the chairman and chief executive officer of Company A, followed by a telephone call from a representative from Company A’s financial advisor, referencing Company A’s preliminary interest in evaluating a potential strategic transaction between Company A and InSite.

On November 7, 2013, InSite completed a confirmatory Phase 3 clinical trial of BromSite™ for the reduction of inflammation and pain after cataract surgery.

On November 8, 2013, InSite executed an engagement letter with Guggenheim Securities (“Guggenheim Securities”) for Guggenheim Securities to act as InSite’s financial advisor in exploring strategic alternatives. The engagement letter only provided for Guggenheim Securities to assist InSite in engaging a process to explore strategic alternatives but did not contemplate Guggenheim Securities rendering any fairness opinion with respect to any potential transaction resulting from that process. The engagement letter provided that (a) in the event of a sale transaction involving a sale of effective control of or greater than 50% of InSite’s voting securities, InSite would pay Guggenheim Securities a fee equal to $1,500,000 plus 2.00% of the aggregate consideration in excess of a threshold amount of $57,000,000, which amount would be reduced, up to a maximum of $200,000, in the event a separate financial advisor provided an opinion as to the fairness of a transaction and (b) in the event of a strategic partnering transaction not involving a sale transaction, InSite would pay Guggenheim Securities a fee of $1,500,000. Other than as described herein, during the two years prior to the date of the Merger Agreement, Guggenheim Securities has not been engaged by InSite to provide any financial advisory or investment banking services for which Guggenheim Securities received fees. In addition, during the two years prior to the date of the Merger Agreement, Guggenheim Securities has not been engaged by Sun Pharma, Ranbaxy or Purchaser to provide any financial advisory or investment banking services for which Guggenheim Securities received fees. In the ordinary course of business, Guggenheim Securities and its affiliates may, directly or indirectly, hold long or short positions, purchase, sell and otherwise enter into transactions in or with respect to bank debt, debt or equity securities and derivative products of or relating to InSite, Sun Pharma or their respective affiliates or the respective subsidiaries.

Based on instructions from InSite management, on November 11, 2013, representatives from Guggenheim Securities telephoned representatives from Company A’s financial advisor to inform them that InSite would be conducting a formal process and that while InSite appreciated Company A’s written offer, the terms were not viewed as pre-emptive. Representatives from Guggenheim Securities reported to Company A’s financial advisor that the InSite Board’s determination was based in part on the fact that there was no premium implied in the stock-for-stock exchange, the fact that Company A’s common stock was not listed on a major U.S. stock exchange and, unless and until so listed, would include a liquidity discount, and the InSite Board’s analysis that the conditions related to payment of the contingent value right created a substantial risk with respect to the actual value of the contingent value right and therefore had to be significantly discounted in analyzing the actual value of Company A’s proposal.

On November 14, 2013, representatives from Company A’s financial advisors provided Guggenheim Securities with a revised verbal offer of a stock-for-stock acquisition of InSite at a 35% premium to the then-current share price, implying consideration of $0.28 per Share, together with an aggregate contingent value right of $6.0 million that would be paid upon achievement of certain milestones. While the revised proposal included a per Share premium payable at completion of the transaction that was not included in Company A’s initial proposal, InSite management continued to believe that the conditions related to payment of the contingent value right created a substantial risk with respect to the actual value of the contingent value right, and therefore did not constitute a material improvement to Company A’s initial proposal, particularly given the fact that under the proposal, Stockholders would not be receiving stock that was listed on a major U.S. stock exchange at the time the transaction was expected to be completed. Company A’s financial advisor indicated that it would take four to six months after the announcement of a transaction for its stock to be listed on a major U.S. stock exchange.

After extensive discussions with InSite management and between InSite management and members of the M&A Committee, on November 18, 2013, representatives from Guggenheim Securities discussed the verbal offer with senior management of Company A. In such discussion, it was determined that Company A’s second offer was not substantially different in terms of the actual realizable total value from the prior offer given that Company A’s stock was not listed on a major U.S. stock exchange and that certain of the contingent value milestones were unlikely to be met. The representatives from Guggenheim Securities therefore indicated to Company A that the offer was not viewed as sufficiently attractive to InSite at that time to provide exclusivity to Company A prior to engaging in discussions with other potential strategic partners.

Between late November and early December 2013, Guggenheim Securities contacted 32 additional companies, including Sun Pharma and QLT, and invited them to make either a proposal to acquire InSite or a proposal regarding an alternative strategic transaction with InSite. The companies were chosen based on their experience in ophthalmology or other similar specialty pharmaceutical areas, as well as their financial position and experience in completing mergers, acquisitions or other strategic transactions. Representatives from Guggenheim Securities discussed the list of companies with InSite management and members of the InSite Board.

In late November 2013, representatives from Guggenheim Securities had a telephone call with a representative from Company B regarding its interest in a potential transaction with InSite. The representatives from Guggenheim Securities informed Company B that InSite intended to initiate a formal sale process since it had received indications of interest from two parties, including Company B. Company B’s representative indicated that Company B would likely not participate in a competitive sale process and was not interested in paying a significant premium. In response, representatives from Guggenheim Securities informed Company B that the InSite Board might consider negotiating a transaction with Company B on an exclusive basis if Company B’s proposal to acquire InSite provided for a valuation of InSite that was economically comparable to the value proposed by Company A, so long as such proposal provided greater certainty as to closing. The representatives from Company B indicated that Company B would discuss the proposal internally, but they did not think the proposal would be acceptable to Company B.

On November 27, 2013, Mr. Ruane received an email from the chief executive officer of Company C expressing Company C’s interest in exploring a combination with InSite through a reverse merger.

On December 2, 2013, Mr. Ruane and the chief executive officer of Company C had a telephone call to preliminarily discuss a potential transaction between their respective companies. To facilitate further discussions, the next day, on December 3, 2013, Company C and InSite entered into a confidentiality agreement.

In early December 2013, a representative from Guggenheim Securities had a telephone call with senior management of Company B. On that telephone call, Company B inquired if an acquisition of InSite at a “modest premium” and excluding any additional contingent value rights, would be considered attractive. The representative from Guggenheim Securities reiterated that the InSite Board might consider a proposal from Company B that provided economically comparable value to the proposal made by Company A and, subsequent to that telephone call, representatives from Company B ended conversations regarding a potential transaction with InSite.

On December 11, 2013, the InSite Board held a meeting at which representatives from Guggenheim Securities provided the InSite Board with an update on the strategic process, including discussions surrounding the slightly increased non-binding indication of interest made by Company A, the verbal inquiry made by Company B, the preliminary discussions with Company C, and Guggenheim Securities’ update on the ongoing strategic outreach to other parties. As of the date of that meeting, seven parties had indicated some level of engagement beyond acknowledgment of the opportunity. QLT had informed Guggenheim Securities that it was not interested in a potential transaction with InSite at that point, as it was then focused on pursuing later-stage assets for acquisition. Representatives from Guggenheim Securities informed the InSite Board that the reasons provided by parties who declined to consider a potential transaction with InSite were varied, and included ophthalmology not being a strategic focus, front of the eye diseases not being a strategic focus, inability to pursue pre-commercial assets, skepticism around the market for InSite’s products, desire for novel assets and concern surrounding the regulatory pathway for InSite’s products.

On December 15, 2013, InSite entered into a confidentiality agreement with Company D and shared a limited number of regulatory and clinical documents with Company D.

On December 18, 2013, InSite announced positive results from the second and confirmatory Phase 3 clinical trial of BromSite™ for the reduction of inflammation and pain after cataract surgery.

In late December 2013, representatives from Guggenheim Securities and Jones Day, InSite’s counsel, discussed with InSite’s senior management and Mr. McInerney InSite’s current results of operations and financial condition and potential alternative financing transactions InSite might pursue in lieu of a strategic transaction with a third party.

In late December 2013, following the release of the BromSite™ results, representatives from Guggenheim Securities distributed to 21 companies a letter setting forth the process InSite anticipated following in connection with potential acquisition proposals or other strategic transactions. InSite also prepared for the transaction process by instituting a virtual data room to facilitate due diligence by potential acquirors. Included in the data room, which was updated from time to time, were documents relating to InSite’s products, including regulatory matters relating thereto, corporate matters, current and past litigation, employee information, intellectual property matters, real property, financial information, license agreements and supply agreements, as well as certain of the financial calculations prepared by InSite management for the InSite Board to assist it in its evaluation of the financial needs of InSite.

On January 10, 2014, InSite provided Company D with access to the virtual data room after Company D’s review of the preliminary materials.

Also on January 10, 2014, the M&A Committee held a meeting at which representatives from Guggenheim Securities provided a detailed review of the status of discussions with various potential strategic partners. At the time of the meeting, of the 35 companies initially identified as possible parties to a strategic transaction with InSite (which included Sun Pharma and QLT), 12 companies had previously been or were currently actively reviewing a potential transaction, including Company A, Company B, Company C and Company D. Of those 12 companies, InSite had entered into confidentiality agreements with four parties, and was in the process of negotiating a confidentiality agreement with a fifth party. Representatives from Guggenheim Securities also informed the M&A Committee that there were an additional 12 companies that remained non-committal or non-responsive, including Sun Pharma, and two additional companies that had subsequently indicated that they were not interested in pursuing a transaction with InSite. The remaining nine companies contacted also indicated that they were not interested in pursuing a transaction with InSite, including QLT.

The M&A Committee discussed whether to reach out to additional companies, including a number of private ophthalmology companies and larger specialty pharmaceutical companies, but determined that the likelihood of those companies being interested was low and that reaching out to additional companies would distract InSite management’s time and resources from discussions with the affirmatively interested parties, and that communicating with additional parties increased the likelihood of public disclosure of the potential transactions, which could result in Company A no longer being interested in pursuing a transaction. The M&A Committee instructed Guggenheim Securities to continue discussions with parties that had expressed interest.

Throughout January 2014, InSite management held various discussions with potential acquirors. On January 13, 2014, Mr. Ruane and Louis Drapeau, InSite’s Chief Financial Officer, met with representatives from Company D to provide an update on the current state of InSite’s business and operations. On January 14, 2014, Mr. Ruane met with management from Company E to conduct preliminary diligence and introductions related to a potential acquisition. InSite and Company E had previously entered into a confidentiality agreement on January 31, 2013. On January 15, 2014, Mr. Ruane met with the chief executive officer of Company C to discuss the two businesses and the potential framework for a transaction involving the two companies. Also on January 15, 2014, Mr. Ruane, together with representatives from Guggenheim Securities, met with representatives from Company A. At that meeting, representatives from Guggenheim Securities indicated that Company A needed to improve its offer in order to make it compelling to Stockholders.

On January 22, 2014, InSite and Company F entered into a confidentiality agreement and Company F was granted access to the virtual data room.

On January 24, 2014, the M&A Committee held a meeting. At that meeting, representatives from Guggenheim Securities provided a further update on discussions with various potential strategic partners. Representatives from Guggenheim Securities informed the InSite Board that five companies (Company A, Company C, Company D, Company E and Company F) continued to actively explore a transaction with InSite, and all of those parties had entered into confidentiality agreements with InSite. Representatives from Guggenheim Securities indicated that two additional companies had now indicated that after initial internal review they were no longer interested in pursuing a transaction with InSite at that time.

On January 29, 2014, representatives from Company D contacted representatives from Guggenheim Securities to indicate that, following its due diligence of InSite, Company D was not interested in pursuing a transaction with InSite until there was further progress on FDA approval for DexaSite™ for the treatment of blepharitis.

On January 30, 2014, Company A provided a revised non-binding indication of interest contemplating a stock-for-stock merger in which Stockholders would receive Company A common stock (valuing InSite at between $0.41 and $0.47 per Share, or a premium of between 58% and 81% to the then-current share price), together with contingent value rights in the form of warrants for up to $7.5 million in the aggregate that would become exercisable upon the achievement of certain regulatory milestones.

Also on January 30, 2014, representatives from Company C informed Guggenheim Securities that, based on its due diligence to date and InSite’s trading price, Company C would not be able to offer a transaction value that the InSite Board and Stockholders would find attractive and, as such, it was no longer interested in pursuing a potential transaction with InSite.

On January 31, 2014, representatives from Sun Pharma entered into a confidentiality agreement with InSite and informed representatives from Guggenheim Securities that it was evaluating the information shared by InSite and, upon completion of such evaluation, would revert with feeback to Guggenheim Securities on its consideration of a transaction with InSite.

Also on January 31, 2014, the M&A Committee held a meeting. At that meeting, the M&A Committee discussed the revised offer from Company A, and representatives from Guggenheim Securities provided an update on additional discussions with other parties. At the time of the meeting, Company F had indicated that it expected to provide a non-binding indication of interest in the coming weeks, Sun Pharma indicated that it would revert with feedback to Guggenheim Securities on its consideration of a transaction with InSite following completion of its evaluation of InSite, and another party had indicated that it was interested in a strategic partnering transaction with InSite but not a change of control transaction. The M&A Committee determined to not respond immediately to Company A’s proposal in order to see if additional anticipated indications of interest were submitted.

On February 4, 2014, InSite announced 2013 net sales of Besivance® (besifloxacin ophthalmic suspension) 0.6% achieved the levels necessary for InSite to earn an additional $1.0 million milestone payment under its agreement with SWK Funding LLC and Bess Royalty, L.P.

Also on February 4, 2014, the M&A Committee held a meeting. At that meeting, representatives from Guggenheim Securities provided a further update on discussions with various potential strategic partners, indicating that no party other than Company A had provided a written indication of interest and that based on discussions with other potential parties, it was likely that at most only two additional indications of interest would be forthcoming. Guggenheim Securities also reported that one non-responsive company formally declined to engage with InSite and nine other companies remained non-responsive.

On February 12, 2014, InSite received a non-binding indication of interest from Company F for a cash offer that valued InSite at between $0.32 and $0.36 per Share, or a premium of between 23% and 38% to the then-current Share price, assuming InSite maintained a cash balance of $9 million.

On February 13, 2014, the M&A Committee held a meeting to discuss the proposal from Company F, including the implied valuation. Representatives from Guggenheim Securities also provided an update on discussions with Company A. Representatives from Guggenheim Securities also stated that while Company D was continuing due diligence, it had given no indication as to when or if it would submit a proposal. Representatives from Guggenheim Securities indicated that except for Sun Pharma, which had not met its communicated timeline for delivery of a non-binding indication of interest and would likely be considerably slower than Company A and Company F in negotiating a definitive agreement and completing a transaction, it was not expected that additional indications of interest would be made, including from Company D. The M&A Committee discussed Company A’s and Company F’s offers and the risks associated with each offer. The M&A Committee then instructed Guggenheim Securities to reach out to Company F and request an increase in the financial terms of the offer and to discuss timing and next steps with Company A, including revised terms to Company A’s offer that would provide greater certainty regarding the value of the transaction proposed by Company A.

Between late February and mid-March 2014, InSite held several discussions with Company A regarding a potential acquisition of InSite. Company A conducted due diligence on InSite’s business and InSite conducted due diligence on Company A’s business given that the consideration proposed was equity in Company A.

On February 20, 2014, representatives from Jones Day had a telephone call with counsel to Company A to clarify the structure and certain terms of Company A’s proposal.

On February 21, 2014, the InSite Board held a meeting. At that meeting, representatives from Guggenheim Securities provided the InSite Board with an update on the status of the sale process. Representatives from Guggenheim Securities provided a financial analysis of Company A’s proposal, including a comparison of financial terms of the indication compared to other transactions in the marketplace and InSite’s financial performance. Representatives from Guggenheim Securities also provided an analysis of the all-cash offer from Company F. Representatives from Guggenheim Securities reported that it had requested that Company F increase its offer, but that Company F had indicated that it was unlikely to be able to do so. The InSite Board compared the terms and risks of the Company A and the Company F offers against each other and reviewed the status of due diligence on Company A. As indicated by Guggenheim Securities, Sun Pharma was expected to provide a non-binding indication of interest in the near future, and a fourth company indicated that it might be interested in a license or partnership arrangement but would not pursue a change of control transaction. An additional three companies had not declined but had indicated that they would need additional time to consider whether they were interested in pursuing a potential transaction with InSite. The InSite Board instructed management and InSite’s advisors to continue conducting due diligence of Company A and to continue pursuing the transaction with Company A, and to pursue an enhanced bid from Company F. The InSite Board also discussed the potential terms of a counteroffer to Company A’s proposal, including the potential exchange ratio and the milestones that would trigger payments under the contingent value right.

On March 3, 2014, the M&A Committee held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the M&A Committee discussed the status of discussions with Company A, Company F and Sun Pharma. Sun Pharma had not submitted a non-binding indication of interest and discussions with Sun Pharma indicated that there was doubt surrounding its continued interest. Guggenheim Securities and management informed the M&A Committee that, based on discussions to date, even if Sun Pharma were to submit an indication of interest to InSite, it would be in a range that was substantially lower than the value set forth in the indications from Company A and Company F. The M&A committee also directed management and Jones Day to prepare drafts of definitive documents contemplating a transaction with Company A.

On March 4, 2014, Jones Day delivered to Company A’s counsel a draft merger agreement proposing that Company A acquire InSite in a stock-for-stock transaction at a fixed exchange ratio that would value InSite at $0.47 per Share (the high end of the range provided by Company A in its revised offer) and providing for a contingent value right that would provide up to $13.5 million of additional value upon the achievement of specified milestones.

Throughout this period, Company A, together with a variety of consultants and advisors engaged by Company A, continued to conduct extensive regulatory, legal, business, technical and other due diligence on InSite and its product candidates.

On March 17, 2014, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the status of discussions with Company A. Representatives from Guggenheim Securities also informed the InSite Board that Company F had not been responsive to Guggenheim Securities’ request for a better offer and had not moved forward with incremental due diligence on InSite. The InSite Board discussed the transaction structure proposed by Company A and proposed timing for Company A to respond to the draft merger agreement that Jones Day had provided. The InSite Board further discussed InSite’s financing needs, expense items and the likely timing of when, absent the receipt of significant financing or entering into a strategic transaction, InSite would no longer have enough cash to fund its operations.

On March 18, 2014, Mr. Ruane had a telephone call with the chairman and chief executive officer of Company A. The executives discussed the potential transaction and Company A’s outstanding due diligence concerns. Specifically, it became clear that Company A had concerns regarding the projected regulatory pathway for InSite’s product candidates. In addition, Company A indicated that it was concerned about the process of listing its stock on a major U.S. stock exchange. Later that day, senior management of Company A contacted representatives from Guggenheim Securities and informed them that Company A was formally terminating discussions regarding a transaction with InSite at that time.

On March 21, 2014, the InSite Board held a meeting, in which representatives from Guggenheim Securities and Jones Day participated, to review the status of discussions with Company F, which was continuing to conduct high-level due diligence but had not made any changes to its offer. Representatives from Guggenheim Securities also provided an update on the termination of discussions with Company A. The InSite Board considered preliminary financial projections for InSite for 2014 and 2015, cash needs, cash end date, and potential expense reduction initiatives.

On March 27, 2014, InSite announced that AzaSite® net sales had continued to decline since Merck had terminated sales promotion of the drug in August 2013, and that the decline was exacerbated by a supply shortage around the time that Merck sold Inspire, and therefore its rights to AzaSite®, to Akorn in November 2013. InSite indicated that the significant decline in its royalties on AzaSite® net sales would likely trigger an event of default on InSite’s non-convertible, non-recourse promissory notes due in 2019 (the “AzaSite Notes”). A default on the AzaSite Notes would result in InSite losing the rights to receive further AzaSite® royalties.

On April 29, 2014, Company F formally concluded its evaluation of InSite, and informed representatives from Guggenheim Securities that it was focusing its acquisition efforts on companies that already had approved products in the marketplace.

Despite previously indicating that it was not interested in pursuing a transaction with InSite because it was focused on acquiring a company with commercial stage assets, QLT re-engaged in discussions regarding a potential transaction with InSite, and on May 8, 2014, QLT and InSite entered into a confidentiality agreement.

On June 5, 2014, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed potentially refinancing or restructuring the AzaSite Notes, for which InSite was past due in making interest payments. The InSite Board discussed the fact that, at the current level of AzaSite® royalties, InSite would likely default on the AzaSite Notes during 2014. The InSite Board also discussed the need for additional capital to operate InSite’s business beyond September 2014.

On June 6, 2014, senior management of Company D contacted representatives from Guggenheim Securities to receive an update on InSite’s business.

On June 10, 2014, InSite repurchased and cancelled the AzaSite Notes for a single payment of $6.0 million. As a result of the cancellation, the entire then-outstanding principal amount of the AzaSite Notes, as well as accrued interest, was extinguished. The $6.0 million payment to the holders of AzaSite Notes was funded by Akorn in return for a lower royalty on net sales of AzaSite® in North America.

On June 26, 2014, QLT announced plans to merge with Auxilium Pharmaceuticals, Inc., at which point further discussions with QLT regarding a potential transaction with InSite ceased.

Throughout June and July 2014, InSite explored various financing alternatives to fund continuing operations. InSite was unable to secure any financing and eventually pursued a bridge loan to be placed through Riverbank Capital Securities, Inc. (“Riverbank Capital”), an entity of which Mr. McInerney is a principal.

As of June 30, 2014, InSite’s cash and cash equivalents were $2.5 million. InSite expected its current cash at that point to enable it to only continue operations until approximately September 2014.

In July 2014, the U.S. Patent and Trademark Office issued a patent on BromSite™. The patent provides protection for bromfenac formulations in DuraSite, including ISV-101, to August 7, 2029. Also in July 2014, the FDA agreed that the results of the DexaSite™ Phase 3 clinical trial could potentially support marketing approval for DexaSite™ and InSite indicated that it planned to file a new drug application for DexaSite™ with the FDA in 2016.

On August 11, 2014, management of Company D contacted representatives from Guggenheim Securities and indicated that based on its review of InSite’s business, it was not interested in pursuing a transaction with InSite.

On August 13, 2014, based on positive data from two pivotal Phase 3 clinical studies, InSite announced it intended to file a new drug application with the FDA in the first quarter of 2015 for marketing approval of BromSite™ (bromfenac 0.075% in DuraSite®) for the treatment of inflammation and prevention of pain after cataract surgery.

On September 16, 2014, the InSite Board held a meeting. At that meeting the InSite Board approved a secured bridge financing for up to $15.0 million placed through Riverbank Capital to various participating creditors.

At September 30, 2014, InSite’s cash and cash equivalents were $0.3 million. InSite expected its cash on hand, anticipated cash flow from operations and the expected net proceeds from the expected debt financing arrangements contemplated to be placed through Riverbank Capital would only enable it to continue operations until approximately March 2015.

On October 8, 2014, InSite agreed to sell the InSite Notes in an aggregate principal amount of up to $15.0 million, together with warrants for the purchase of Shares, to various purchasers sourced by Riverbank Capital. However, InSite received purchase commitments for only approximately $7.8 million in aggregate principal amount of InSite Notes. Between October 2014 and December 2014, InSite sold and issued InSite Notes with an aggregate principal amount of $5,196,996 and issued warrants to purchase 2,053,169 Shares at $0.33 per Share, 200,620 Shares at $0.31 per Share and 2,824,281 Shares at $0.26 per Share. The InSite Notes were secured by substantially all of InSite’s assets.

In mid-October 2014, following termination of its proposed merger with Auxilium, QLT contacted representatives from Guggenheim Securities regarding a potential transaction with InSite.

On November 11, 2014, QLT informed representatives from Guggenheim Securities that QLT was in the process of engaging Greenhill & Co. (“Greenhill”) to act as its financial advisor in connection with any potential transaction with InSite.

At December 31, 2014, InSite’s cash and cash equivalents were $1.7 million. InSite expected its cash on hand, anticipated cash flow from operations and the net proceeds from the sale of the remaining committed InSite Notes would only enable it to continue operations until approximately May 2015.

In early January 2015, representatives from Guggenheim Securities contacted Sun Pharma, Company F and a third party, Company H, which had previously shown interest in a transaction, to determine whether any of those parties would reconsider a potential transaction with InSite. Company F and Company H indicated they would be willing to engage in further discussions.

On January 21, 2015, senior management of InSite and QLT, along with the QLT Board of Directors, held a preliminary due diligence meeting in New York City. At that meeting, senior management of InSite presented information regarding its business and operations to the QLT Board of Directors and QLT’s senior management.

On January 26, 2015, the InSite Board held a meeting in which representatives from Jones Day participated. At that meeting, Mr. Ruane updated the InSite Board, informing them of the potential that QLT might pursue an acquisition of InSite. Mr. Ruane also indicated that discussions with Company F regarding a potential strategic relationship had been re-initiated, and that Company H had expressed interest in discussing a potential transaction with InSite.

On January 28, 2015, representatives from Jones Day and QLT’s counsel, Weil, Gotshal & Manges LLP (“Weil”), had a telephone call to discuss the potential structure of a transaction between InSite and QLT.

On January 29, 2015, InSite entered into a license agreement with Nicox S.A., a French publicly traded company (“Nicox”), for the development and commercialization of ophthalmic therapeutic products AzaSite® (1% azithromycin), AzaSite Xtra™ (2% azithromycin) and BromSite™ (0.075% bromfenac), all formulated in InSite’s DuraSite® drug delivery system. Nicox received exclusive rights to commercialize all three products in Europe (including Eastern Europe), the Middle East and Africa. InSite received an upfront payment of $3.0 million and can potentially receive an aggregate of $13.75 million in milestone payments for various product approvals and sales milestones for the subject products, and mid-single digit to low-double digit royalties on commercial sales of the products in Nicox’s territory.

In February 2015, InSite, Akorn and Pfizer Inc. entered into a settlement agreement to dismiss a patent infringement lawsuit against Mylan concerning Mylan’s abbreviated new drug application seeking to launch generic versions of AzaSite® with the FDA. Due to the settlement, under the terms of the amended license agreement with Akorn, effective March 2015, InSite’s royalty rate on sales of AzaSite® in North America increased from 8% to 9%.

From early February 2015 until execution of the QLT Merger Agreement on June 8, 2015, each of QLT and InSite conducted due diligence on the other. Also during that time, senior management from each company, along with their respective financial advisors and attorneys, engaged in numerous discussions and meetings regarding a potential transaction.

On February 6, 2015, the InSite Board held a meeting in which representatives from Jones Day participated. At that meeting, the InSite Board discussed the status of discussions with QLT, Company F and Company H. The InSite Board also directed Guggenheim Securities to engage with Company A to determine if Company A would be interested in re-engaging in discussions.

On February 12, 2015, InSite management presented certain financial and operating business information to selected business development representatives from Company H.

On February 21, 2015, representatives from Guggenheim Securities had a telephone call with representatives from Greenhill. The representatives from Greenhill stated that after considering the discussions at the meeting held January 21, 2015, QLT had determined to move forward with a transaction with InSite and that QLT was targeting an announcement of the proposed transaction by the end of March 2015.

In March 2015, InSite received a Notice of Allowance from the U.S. Patent and Trademark Office on a utility patent application for AzaSite Xtra™, a 2% solution of azithromycin formulated in DuraSite for ophthalmic indications, extending patent protection of AzaSite Xtra™ to 2033.

On March 17, 2015, the InSite Board held a meeting in which representatives from Jones Day participated. At the meeting, Mr. Ruane updated the InSite Board on discussions with QLT and the status of InSite’s due diligence on QLT and QLT’s due diligence on InSite. The InSite Board discussed QLT’s plans relating to QLT’s potential investment in one or more third-party companies and potentially structuring those transactions to permit Stockholders to participate in those transactions should they occur. The InSite Board also discussed InSite’s available cash resources and its need for additional capital to fund the filing of the NDA with respect to BromSite™ (the “BromSite NDA”) and to operate its business beyond July 2015. The InSite Board and management discussed a potential loan to be made by QLT in order to allow InSite to fund its operations, including the filing of the BromSite NDA, during the period between signing and closing a merger transaction. Mr. Ruane also indicated that Company H was no longer responsive to InSite’s request to continue discussions and was likely no longer interested in pursuing a transaction. Mr. Ruane informed the InSite Board that Company A had indicated that if it was to propose terms regarding an acquisition of InSite, those terms would likely be inferior to the preliminary terms proposed by QLT and that the risks associated with the completion of that transaction would likely be greater than the risks associated with a transaction with QLT, specifically because of the need to undertake a listing by Company A of its stock on a major U.S. stock exchange. At the meeting, the InSite Board also expanded the size of the M&A Committee to three directors, appointing Robert O’Holla to join Messrs. McInerney and Tooman.

On March 19, 2015, representatives from Guggenheim Securities received a telephone call from Company F asking if InSite was still engaged in strategic discussions, as Company F desired an update on InSite’s business. Guggenheim Securities informed Company F about InSite’s ongoing process. Company F indicated that it may be interested in participating in the process. Representatives from Guggenheim Securities arranged a telephone call between Company F and InSite management.

On March 27, 2015, selected business development representatives from Company F met with management from InSite to receive an update on and review of InSite’s business.

On March 30, 2015, representatives from Greenhill informed representatives from Guggenheim Securities that QLT was considering pursuing an additional acquisition, not previously disclosed, simultaneously with its potential acquisition of InSite.

Also on March 30, 2015, representatives from Guggenheim Securities contacted senior management of Company A to invite Company A to revisit a potential acquisition of InSite and provide a revised indication of interest.

On March 31, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed potential strategic alternatives, including a potential transaction with QLT. The InSite Board also received an update on the status of discussions with QLT. Mr. Ruane reported on renewed discussions with Company F and Guggenheim Securities’ outreach to Company A. The InSite Board asked Mr. Ruane and Guggenheim Securities to seek a formal offer from Company F. The InSite Board also engaged in a lengthy discussion of the risks and benefits of QLT’s possible investment in two third-party companies as well as a simultaneous acquisition of another company and the ability of Stockholders to participate in the economic benefit of those transactions. The InSite Board discussed InSite’s capital needs to continue to fund operations. The InSite Board also discussed whether to contact other potential buyers, but determined that it was highly unlikely that other parties would be interested given that there had been no fundamental change to InSite’s business or its prospects from that previously identified by potential parties as reasons not to acquire InSite. Representatives from Guggenheim Securities reported that they had contacted all candidates deemed viable by the InSite Board since its initial engagement and that, other than QLT, Company F and Company A, no other parties had expressed interest in evaluating a potential acquisition of InSite at that time. Furthermore, given the recent issuance of InSite Notes, the reduced stock price and the continued need for capital to fund InSite’s operations, the ratio of the value of InSite to the needed fundraising had become significantly more detrimental and, accordingly, the InSite Board concluded that, at that time, it would be significantly detrimental to current Stockholders to raise the funds InSite needed to continue its operations through an equity issuance.

At March 31, 2015, InSite’s cash and cash equivalents were $1.1 million. InSite expected that, without obtaining additional financing, InSite’s cash on hand, anticipated cash flow from operations and the net proceeds from existing debt financing arrangements would only enable it to continue operations until approximately July 2015. The improvement in InSite’s ability to fund its operations since December 31, 2014 was the result of payments from Nicox under the license agreement entered into in the first quarter of 2015.

On April 8, 2015, and again on April 9, 2015, representatives from Jones Day and Weil had telephone calls to discuss the potential structure of a transaction involving InSite and QLT and certain proposed high-level terms of such a transaction.

In April 2015, InSite sold an additional aggregate principal amount of $2.6 million in InSite Notes and issued warrants to purchase 3,464,456 Shares at an exercise price of $0.18 per Share. InSite publicly disclosed that it had fully drawn down all available amounts under the secured bridge financing placed through Riverbank Capital.

On April 13, 2015, Weil provided an initial draft of the QLT Merger Agreement to Jones Day. The draft QLT Merger Agreement provided that consummation of the merger with QLT was subject to FDA acceptance of the BromSite NDA for review and other third-party approvals. Further, the draft QLT Merger Agreement provided that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event Stockholders rejected adoption of the QLT Merger Agreement and no competing proposal had been announced. The draft QLT Merger Agreement also provided that if the QLT Merger Agreement were terminated under certain circumstances, including by InSite in order to accept a “superior proposal,” InSite would be required to pay QLT a termination fee equal to 5% of the enterprise value of InSite, based on the consideration proposed to be paid by QLT and debt obligations of InSite to be assumed. In addition, despite the fact that the proposed consideration was comprised solely of stock, the draft QLT Merger Agreement included only a limited number of representations and warranties as to QLT and its business, and the absence of covenants restricting QLT from taking actions between signing and consummation of the merger that could dilute or devalue the consideration offered to Stockholders in that merger.

On April 14, 2015, senior management of InSite and representatives from Jones Day had a telephone call to discuss the draft QLT Merger Agreement.

The following day, on April 15, 2015, representatives from Jones Day and Weil had a telephone call to discuss the other transactions QLT was planning to consummate simultaneously with its proposed acquisition of InSite.

On April 16, 2015, Company F informed representatives from Guggenheim Securities that it was no longer interested in pursuing a potential transaction with InSite. Company F indicated that the risks and costs associated with seeking FDA approval for InSite’s product candidates was greater than Company F was prepared to undertake.

On April 17, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the current timing of the potential transaction with QLT, and also discussed the open issues reflected in the draft QLT Merger Agreement and the challenges that some of the terms presented in achieving a transaction that would be acceptable to Stockholders. The InSite Board also discussed QLT’s proposed investments in other companies, the risks those investments presented to timing and completion of QLT’s acquisition of InSite, and InSite’s current financial needs. Representatives from Guggenheim Securities also updated the InSite Board on discussions with QLT and informed the InSite Board that Company F was no longer interested in pursuing an acquisition of InSite. Representatives from Guggenheim Securities also provided an update on discussions with Company A, informing the InSite Board that discussions had not progressed as Company A was not fully committed to the timing of listing its stock on a major U.S. stock exchange.

Between April 17, 2015 and April 21, 2015, representatives from Guggenheim Securities had several discussions with representatives from Greenhill regarding the initial draft QLT Merger Agreement and the issues InSite and its advisors had identified with respect to that draft. Those issues included, among other things, (1) provisions in the draft QLT Merger Agreement that conditioned consummation of the merger on obtaining certain third-party approvals, including certain actions by the FDA, (2) the proposed size of the termination fee, (3) that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event Stockholders rejected adoption of the QLT Merger Agreement and no competing proposal had been announced, and (4) the scope of the QLT representations, warranties and covenants and the absence of covenants restricting QLT from taking actions between signing and consummation of the merger that could dilute or devalue the consideration offered to Stockholders in the merger.

On April 23, 2015, Weil provided Jones Day with a draft of certain key documents related to the proposed loan to be provided by QLT to InSite contemporaneously with entry into the QLT Merger Agreement. The loan documents provided for a full acceleration of the payment of all borrowings under the loan in the event the QLT Merger Agreement was terminated for any reason.

On April 24, 2015, Jones Day provided Weil with a revised draft of the QLT Merger Agreement. Among other things, the draft QLT Merger Agreement (1) did not provide as a condition to consummation of the merger obtaining any non-governmental third-party approvals, (2) proposed a reduced termination fee, (3) eliminated any requirement to reimburse QLT for its out-of-pocket costs in the event Stockholders rejected adoption of the QLT Merger Agreement and no competing proposal had been announced, and (4) included broad representations and warranties as to QLT and its business, as well as customary covenants restricting QLT from taking actions between signing and consummation of the merger that could dilute or devalue the consideration offered to Stockholders in the merger.

Also on April 24, 2015, Mr. Ruane had a telephone call with the QLT Board of Directors to discuss potential synergies between the QLT and InSite businesses.

From April 24, 2015 until execution of the QLT Merger Agreement on June 8, 2015, the parties and their advisors negotiated the terms of the QLT Merger Agreement and exchanged numerous drafts of the QLT Merger Agreement.

On April 29, 2015, representatives from Greenhill informed representatives from Guggenheim Securities that QLT was no longer considering one of the third-party investments that QLT had been contemplating executing simultaneously with the acquisition of InSite.

Also on April 29, 2015, Jones Day provided Weil with a revised draft of the proposed secured note relating to the secured line of credit to be provided by QLT to InSite upon entry of the QLT Merger Agreement and other related documents. Jones Day also provided a copy of its comments to the secured note and other related documents to be provided to the holders of InSite Notes, whose approval would be necessary for InSite to enter into the secured note. From April 24, 2015 until execution of the QLT Merger Agreement and the secured note on June 8, 2015, the parties and their advisors negotiated the terms of the secured note and exchanged several drafts of the secured note and other related documents. The holders of InSite Notes and their advisors also negotiated with QLT and its advisors the terms of a subordination agreement and other concessions designed to facilitate the QLT loan to InSite.

On April 30, 2015, representatives from Guggenheim Securities and Greenhill discussed the latest draft QLT Merger Agreement and the issues QLT had raised with that revised draft. Those issues included, among other things, (1) provisions in the QLT Merger Agreement that conditioned consummation of the merger with QLT on the FDA not having refused to accept the BromSite NDA for review and the FDA not having asserted a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite™, (2) the proposed size of the termination fee, (3) the termination events creating an obligation to pay the termination fee, (4) the fact that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event Stockholders rejected adoption of the QLT Merger Agreement and no competing proposal had been announced, and (5) the scope of the QLT representations, warranties and covenants restricting QLT’s actions between signing and consummation of the merger. Later that day, representatives from Guggenheim Securities relayed those discussions to InSite senior management and representatives from Jones Day.

On May 1, 2015, representatives from Jones Day and Weil had a telephone call and negotiated terms of the QLT Merger Agreement. Later that day, Weil provided Jones Day with an initial draft of the voting agreement QLT proposed to enter into with certain Stockholders contemporaneously with the signing of the QLT Merger Agreement. On that same day Weil also provided Jones Day with revised drafts of the secured note and related documents.

On May 3, 2015, representatives from Jones Day and Weil had a telephone call in which they further negotiated terms of the QLT Merger Agreement as well as the secured note and related documents. Later that day Jones Day provided Weil with revised drafts of the QLT Merger Agreement, voting agreement, and the secured note and documents related to the secured line of credit to be provided to InSite by QLT.

On May 4, 2015, Weil provided Jones Day with a revised draft of the secured note and related documents, and the next day, on May 5, 2015, Weil provided Jones Day with a revised draft of the QLT Merger Agreement. The revised draft QLT Merger Agreement included broader representations and warranties to be made by QLT and a limited number of covenants restricting QLT’s operations between signing and consummation of the merger. Also, the revised draft QLT Merger Agreement now reflected that no non-governmental third-party approvals were required and were therefore no longer a condition to consummation of the merger, and, other than payment of the termination fee in certain circumstances, the QLT Merger Agreement did not require any payment from InSite to QLT in the event Stockholders did not adopt the QLT Merger Agreement. However, the draft secured note still required accelerated payment of the secured note in the event the QLT Merger Agreement was terminated for any reason.

On May 6, 2015, the InSite Board held a meeting. At that meeting, the InSite Board reviewed the current drafts of the proposed QLT Merger Agreement, voting agreement and documents to be entered into in connection with the proposed loan from QLT. Representatives from Guggenheim Securities and Jones Day reviewed the drafts and the open issues regarding such documents with the InSite Board. Representatives from Jones Day also reviewed with the InSite Board its fiduciary duties under Delaware law in connection with reviewing the potential transaction contemplated by the QLT Merger Agreement. Representatives from Guggenheim Securities also reviewed with the InSite Board the sale process that InSite had undergone since November 2013. Specifically, representatives from Guggenheim Securities referenced the fact that during the past 18 months 36 companies had been contacted regarding engaging in a potential transaction with InSite, of which at some point active due diligence had been conducted by a total of seven of such companies, all of whom (including QLT once before re-engaging in late 2014, and Sun Pharma) had formally declined pursuing a transaction with InSite. Representatives from Guggenheim Securities informed the InSite Board that at this point in time, only QLT remained interested in a near-term transaction and it was not aware of any of the previously contacted buyers having changed their strategic direction in a way that would lead them to re-engage in discussions.

At the meeting, the InSite Board also authorized InSite to engage Roth Capital Partners, LLC (“Roth”) to evaluate the proposed transaction with QLT and to render a fairness opinion, from a financial point of view, with respect to such transaction. The InSite Board authorized InSite to engage Roth because InSite’s engagement with Guggenheim Securities did not contemplate Guggenheim Securities rendering a fairness opinion.

Later in the day, representatives from Jones Day had a telephone call with certain holders of InSite Notes regarding the secured note to be entered into with QLT.

Also on May 6, 2015, InSite engaged Roth for the purpose of rendering an opinion to the InSite Board as to the fairness, from a financial point of view, of the potential transaction with QLT.

On May 7, 2015, representatives from Jones Day and Weil had a telephone call and further negotiated terms of the QLT Merger Agreement.

On May 11, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed QLT’s proposal that the proposed exchange ratio of QLT common shares to be issued for each Share be set at-market, with no premium payable. The InSite Board discussed the need for Stockholders to receive a premium in the proposed transaction. Representatives from Jones Day and Guggenheim Securities also reviewed with the InSite Board structures that would provide Stockholders the ability to receive cash in lieu of participating in QLT’s proposed investment in third-parties; representatives from Guggenheim Securities reiterated to the InSite Board that QLT continued to reinforce that consummating the additional third-party transactions contemporaneously with the InSite transaction was integral to its interest in acquiring InSite. The representatives from Guggenheim Securities also informed the InSite Board that Greenhill had informed them that QLT would not be prepared to pay cash to Stockholders in lieu of their participation in these transactions.

On May 12, 2015, InSite announced that it had finalized the BromSite NDA. InSite indicated that it would need to delay filing the BromSite NDA until it could raise additional financing to pay the FDA filing fee of approximately $2.2 million.

Also on May 12, 2015, Jones Day provided a revised draft of the QLT Merger Agreement to Weil. From May 12 through June 6, 2015, Jones Day and Weil exchanged drafts of the QLT Merger Agreement, the secured note and documents relating to the secured line of credit to be provided to InSite by QLT and the voting agreement.

On May 21, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board received an update on open issues relating to the proposed QLT Merger Agreement. Representatives from Guggenheim Securities also reported to the InSite Board that QLT had indicated that it would set an exchange ratio of 0.048 of a share of QLT stock for each Share based on an indicative value of $0.178 per Share. This represented a premium to the $0.140 per Share closing trading price of the Shares on the preceding day. The InSite Board also discussed the fact that certain of InSite’s large Stockholders had indicated that while they would not agree to enter into a voting agreement with QLT, they were generally supportive of the transaction. The InSite Board discussed the timing of a transaction with QLT and the delays in timing due to QLT’s negotiation of the other contemporaneous transactions it was pursuing. Representatives from Guggenheim Securities informed the InSite Board that they had reached out to a new company, Company I, to see if it would be interested in acquiring InSite because Company I had recently terminated discussions regarding an alternative transaction with a third party. Representatives from Guggenheim Securities reported, however, that based on its discussion with Company I, Company I was unlikely to pursue discussions with InSite.

In mid-May 2015, Jerry St. Peter, the Vice President & Head, Ophthalmic Business of Sun Pharma, called Mr. Ruane to inform Mr. Ruane that Sun Pharma was interested in a potential transaction with InSite due to a new strategic change at Sun Pharma related to establishing a branded ophthalmic business in the United States. On May 21, 2015, Sun Pharma was granted access to the virtual data room. Between May 21 and June 7, 2015, Sun Pharma performed due diligence on InSite, including holding telephonic meetings with representatives of InSite and submitting questions and due diligence request lists on May 29 and June 5, 2015. During this time, InSite answered Sun Pharma’s due diligence questions and responded to each of the items on Sun Pharma’s due diligence request lists, but Sun Pharma did not make any proposal to acquire InSite at that time.

Between May 21 and June 1, 2015, InSite and QLT and their respective advisors continued to negotiate the QLT Merger Agreement. During this time, QLT continued its due diligence of InSite, and InSite management continued to respond to questions and document requests from QLT management and QLT’s advisors. Among other things, InSite management discussed with QLT management the financial calculations prepared by InSite management for the InSite Board to assist the InSite Board in its evaluation of the financial needs of InSite. InSite management cautioned QLT that neither the InSite Board nor InSite management viewed these calculations as reliable projections of the future performance or potential value of InSite as they were not intended to serve as financial forecasts and did not include many variables that would be required for the calculations to serve as projections or forecasts, including certain costs and expenses that InSite would incur in operating InSite and developing its products, the effects of any financing necessary to continue InSite’s operations, whether necessary financing would actually be available, and assumptions concerning events that were likely to occur that would cause the calculations to be incorrect or misleading. Accordingly, InSite management informed QLT that this information was not an appropriate tool for evaluating the value of InSite’s business and should not be considered to be material to a transaction with InSite. QLT did not rely on this information for purposes of evaluating a transaction with InSite. At about this time, InSite management also discussed these calculations and their limitations with Roth, and Roth confirmed to InSite that it did not use or consider this information for purposes of rendering its fairness opinion.

On June 1, 2015, Weil provided a revised draft of the QLT Merger Agreement to Jones Day, and on June 4, 2015, Weil provided a revised draft of the secured note and related documents. Between June 1 and June 7, 2015, Weil and Jones Day negotiated the QLT Merger Agreement and secured note and exchanged various drafts of the QLT Merger Agreement, the secured note and documents relating to the secured line of credit to be provided to InSite by QLT and InSite and QLT agreed to set the termination fee at $1,170,00, or approximately 5% of the equity value of InSite, based on the consideration to be paid by QLT.

Under the terms of the secured note as finally negotiated, repayment of borrowings by InSite under the secured note would accelerate in the event (1) QLT terminated the QLT Merger Agreement as a result of the InSite Board effecting a change in its recommendation that Stockholders vote in favor of adopting the QLT

Merger Agreement, or the InSite Board recommending an alternative transaction or due to InSite materially breaching its obligations relating to the solicitation of a competing transaction, (2) InSite terminated the QLT Merger Agreement to engage in a competing transaction, or (3) InSite completed a competing transaction following the termination of the QLT Merger Agreement.

In addition, in connection with finalization of the QLT Merger Agreement, QLT advised InSite of its intention to, following consummation of the merger and the purchase by QLT of ordinary shares of Aralez Pharmaceuticals plc (the “Aralez Shares”), for an aggregate purchase price of $45.0 million, effect a special election distribution to each of its shareholders payable, at the election of each such shareholder, in either Aralez Shares or cash, subject to possible pro-ration. As a result, former Stockholders would, subject to pro-ration, have the opportunity to receive cash in lieu of Aralez Shares.

In the evening of June 7, 2015, the InSite Board held a meeting. At that meeting, the InSite Board reviewed the proposed final drafts of the QLT Merger Agreement and the secured note and documents relating to the secured line of credit to be provided to InSite by QLT. The InSite Board reviewed with representatives of Jones Day, Guggenheim Securities and Roth the terms of the proposed transactions and the possibility of alternative strategic transactions. The InSite Board also discussed InSite’s current business prospects and the fact that without additional financing, InSite would be unable to proceed with the development and marketing of BromSite™ or to continue operating its business. The InSite Board also discussed the cash from QLT that would become available for these purposes upon completion of the merger with QLT. Also at the meeting, Roth rendered its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion, to the InSite Board to the effect that, as of that date and based upon and subject to the qualifications, limitations and assumptions stated therein, the merger consideration payable pursuant to the proposed QLT Merger Agreement was fair, from a financial point of view, to the Stockholders. After considerable deliberation and discussion, the InSite Board (1) approved the QLT Merger Agreement and the merger with QLT on the terms and subject to the conditions set forth in the QLT Merger Agreement, (2) determined that the terms of the QLT Merger Agreement, the merger with QLT and the other transactions contemplated by the QLT Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (3) directed that the QLT Merger Agreement be submitted to Stockholders for adoption at the special meeting and (4) recommended that Stockholders adopt the QLT Merger Agreement. In addition, in connection with approval of the QLT Merger Agreement, the InSite Board approved the secured note and documents relating to the secured line of credit to be provided to InSite by QLT on the terms and subject to the conditions set forth in those documents.

Later that evening, certain holders of InSite Notes agreed to waive their rights to a mandatory redemption of such holders’ notes in connection with the consummation of the merger with QLT.

In the early morning of June 8, 2015, QLT and InSite executed the QLT Merger Agreement and the secured note, and certain Stockholders entered into a voting agreement with QLT in support of the merger with QLT. Pursuant to the terms of the secured note with QLT, InSite borrowed an amount equal to $2.36 million to fund the FDA filing fee for the BromSite NDA. InSite and QLT publicly announced the merger prior to the opening of trading on NASDAQ on June 8, 2015. At the time of the announcement of the QLT Merger Agreement, Sun Pharma had not completed its due diligence of InSite.

On June 10, 2015, InSite submitted the BromSite NDA to the FDA.

On the morning of August 5, 2015, Mr. St. Peter telephoned Mr. Ruane to inform him that Sun Pharma intended to submit a proposal to acquire InSite. Later on August 5, 2015, the InSite Board received an unsolicited proposal from Sun Pharma to acquire all outstanding Shares at a price of $0.25 per Share in cash. The proposal was non-binding and subject to further due diligence. The proposal also contemplated that Sun Pharma would (1) advance to InSite any termination fee payable to QLT under the QLT Merger Agreement and (2) provide InSite with financing on terms substantially similar to the secured line of credit provided to InSite by QLT. Later that day, Mr. Ruane telephoned the Chief Executive Officer of QLT to inform him of the proposal from

Sun Pharma. After submission of the proposal by Sun Pharma, Mr. St. Peter telephoned Mr. Ruane to confirm that Mr. Ruane and the InSite Board had received Sun Pharma’s revised proposal.

On August 6, 2015, the InSite Board held a meeting. At that meeting, the InSite Board discussed with representatives from Guggenheim Securities and Jones Day the proposal from Sun Pharma and the obligations of the InSite Board and InSite pursuant to the QLT Merger Agreement. Following extensive deliberation, the InSite Board determined in good faith that the proposal from Sun Pharma constituted or was reasonably likely to lead to a Company Superior Proposal (as defined in the QLT Merger Agreement).

Later that day, Mr. Ruane informed the Chief Executive Officer of QLT of the InSite Board’s determination, and that representatives from InSite and Jones Day would be engaging in discussions with, and providing diligence materials to Sun Pharma and its legal counsel.

To facilitate further discussions with Sun Pharma, on August 7, 2015, InSite and Sun Pharma amended their existing confidentiality agreement. In addition, InSite again provided Sun Pharma with access to the virtual data room to permit Sun Pharma to review the due diligence materials made available by InSite in order to permit Sun Pharma to remove the due diligence condition to its proposal.

Between August 7, 2015 and August 10, 2015, representatives of Jones Day and Shearman & Sterling LLP, counsel to Sun Pharma (“Shearman & Sterling”), had discussions to clarify the terms of Sun Pharma’s proposal and the related transaction documents.

On August 10, 2015, Shearman & Sterling provided an initial draft of the Merger Agreement to Jones Day. The draft Merger Agreement contemplated that the proposed transaction between Sun Pharma and InSite would be effected through a subsidiary of Sun Pharma making a cash tender offer for all outstanding Shares for $0.25 per Share in cash. The draft Merger Agreement also contemplated that InSite would grant the Sun Pharma subsidiary a “top up” option to purchase Shares from InSite for $0.25 per Share using a promissory note if necessary to allow Sun Pharma’s subsidiary to effect a short-form merger with InSite following completion of the tender offer. The draft Merger Agreement also provided that InSite would concurrently seek Stockholder approval of Sun Pharma’s proposed transaction and merger. If necessary, the tender offer would be followed by InSite holding a special meeting of the Stockholders to approve the transaction and the merger. The draft Merger Agreement also contemplated that InSite’s four largest Stockholders would, contemporaneously with entry into the Merger Agreement, enter into tender and support agreements in favor of the proposed transaction.

Later on August 10, 2015, InSite issued a press release announcing that it had received Sun Pharma’s non-binding proposal; however, as jointly decided by Sun Pharma and InSite, InSite did not mention Sun Pharma specifically by name in the press release.

On August 12, 2015, Shearman & Sterling provided draft loan documents pursuant to which a subsidiary of Sun Pharma would provide InSite with a loan sufficient to pay outstanding borrowings under the secured note with QLT in full, engage in certain manufacturing activities, pay the termination fee to QLT under the QLT Merger Agreement and operate InSite’s business through the end date of the Merger Agreement proposed by Sun Pharma.

Between August 10 and August 20, 2015, representatives from Shearman & Sterling and Jones Day, along with InSite management, negotiated the terms of the proposed Merger Agreement and the Sun Pharma loan documents. During the course of these discussions, Sun Pharma removed its requirement that the four largest Stockholders enter into support and voting agreements in favor of Sun Pharma’s proposal and agreed that the termination fee payable to QLT under the QLT Merger Agreement would only be reimbursable to Sun Pharma under specified circumstances in which InSite would be required to pay a termination fee to Sun Pharma in connection with a termination of the Merger Agreement proposed by Sun Pharma.

On August 14, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, Jones Day reviewed with the InSite Board its fiduciary duties in considering Sun Pharma’s proposal and provided an overview of the legal terms of the proposed agreements from and status of negotiations with Sun Pharma. Representatives from Guggenheim Securities also reviewed with the InSite Board the financial terms of the QLT Merger Agreement, QLT’s stock trading price since the announcement of the QLT Merger Agreement, which had declined, and the financial terms of Sun Pharma’s proposal.

On August 17, 2015, InSite announced receipt from the FDA of the “Day 74 letter”, in which the FDA indicated that it had accepted for review the BromSite NDA, which satisfied one of the conditions to completion of the merger with QLT.

On August 20, 2015, Sun Pharma submitted a proposal, together with proposed definitive versions of the proposed Merger Agreement and loan documents. The proposal reflected Sun’s original proposal to make a cash tender offer for all outstanding Shares for $0.25 per Share in cash. Sun Pharma indicated that its proposal would remain open during the time that InSite was required to negotiate with QLT under the QLT Merger Agreement and such number of additional days required to enter into the proposed definitive Merger Agreement and loan documents.

Later that day, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the proposal from Sun Pharma and compared it to the terms of the QLT Merger Agreement. The InSite Board also discussed whether to seek a fairness opinion from Roth with respect to the proposal from Sun Pharma. The InSite Board noted the time and expense associated with seeking such opinion, as well as the fact that the opinion would only relate to whether the Sun Pharma proposal, which valued InSite at a higher amount than the consideration payable under the QLT Merger Agreement, was fair from a financial point of view to Stockholders, and not whether the Sun Pharma proposal was superior to the transactions contemplated by the QLT Merger Agreement. As such, the InSite Board did not determine to seek a new fairness opinion at that time. After extensive deliberation, the InSite Board determined in good faith after consultation with Jones Day and Guggenheim Securities that (1) the proposal from Sun Pharma was unsolicited and constituted a Company Superior Proposal (as defined in the QLT Merger Agreement), and (2) in light of the proposal, failure to terminate the QLT Merger Agreement or make an Adverse Recommendation Change (as defined in the QLT Merger Agreement) would be inconsistent with the directors’ fiduciary obligations under applicable law.

Following the meeting of the InSite Board, and to satisfy its obligations under the QLT Merger Agreement, InSite delivered to QLT a written notice stating that (1) the InSite Board intended to terminate the QLT Merger Agreement in connection with the proposal from Sun Pharma and (2) in accordance with the terms of the QLT Merger Agreement, until 5:00 p.m. Pacific Time on Wednesday, August 26, 2015, InSite would make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with QLT and its representatives (to the extent QLT desired to negotiate) regarding a possible amendment to the QLT Merger Agreement so that the proposal from Sun Pharma would cease to be a Company Superior Proposal (as defined in the QLT Merger Agreement).

On August 21, 2015, InSite issued a press release announcing that Sun Pharma’s proposal constituted a Company Superior Proposal (as defined in the QLT Merger Agreement); however, as jointly decided by Sun Pharma and InSite, InSite did not mention Sun Pharma specifically by name in the press release.

On August 24, 2015, QLT delivered to InSite a proposed amendment to the QLT Merger Agreement that proposed an increase in the exchange ratio to 0.065 common shares of QLT for each Share. QLT’s closing trading price on August 24, 2015 was $3.39 per share. Based on that closing price, under QLT’s proposal, a Stockholder would receive QLT common shares worth approximately $0.22 per Share held. The proposal also increased the termination fee that would be payable to QLT in the event of a termination of the proposed revised

QLT Merger Agreement under specified circumstances, including in connection with acceptance of the Sun Pharma proposal, from $1,170,000 to $2,845,198.

Later that day, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the proposal from QLT. After extensive deliberation, the InSite Board determined that the proposal from QLT did not result in the proposal from Sun Pharma ceasing to be a Company Superior Proposal (as defined in the QLT Merger Agreement). Following the meeting, InSite notified QLT of the determination of the InSite Board.

Between August 24 and August 26, 2015, QLT’s and InSite’s advisors and management discussed potential revisions to the QLT Merger Agreement that would result in the proposal from Sun Pharma ceasing to be a Company Superior Proposal (as defined in the QLT Merger Agreement).

In the evening of August 25, 2015, Weil provided Jones Day with a draft amended and restated QLT Merger Agreement that provided for an exchange ratio that would be based on the average trading price of QLT common shares for the 20-trading day period ending on the trading day immediately preceding the closing of the merger with QLT (the “Average QLT Trading Price”). Under the terms of the proposed amended and restated QLT Merger Agreement, each Share would be exchanged for: (1) 0.076 QLT common shares, if the Average QLT Trading Price is between $3.28 and $3.92; (2) a number of QLT common shares equal to $0.30 divided by the Average QLT Trading Price, if the Average QLT Trading Price is greater than $3.92; and (3) a number of QLT shares equal to $0.25 divided by the Average QLT Trading Price, if the Average QLT Trading Price is less than $3.28. The proposed amended and restated QLT Merger Agreement also provided that the number of QLT common shares to be issued in the merger would be subject to a cap so that QLT would not issue QLT common shares in excess of 19.9% of then-outstanding QLT common shares. In such event, the remaining merger consideration would be paid in cash (based on the value of the Average QLT Trading Price) on a pro rata, per Share basis.

QLT’s closing trading price on August 25, 2015 was $3.33 per share. Based on that closing price, under QLT’s proposal, an Stockholder would receive QLT common shares worth approximately $0.25 per Share held. In addition, the proposed amended and restated QLT Merger Agreement also provided that the termination fee that QLT would be entitled to receive from InSite if the proposed amended and restated QLT Merger Agreement were terminated under specified circumstances would increase from $1,170,000 to $3,420,629.

Throughout August 26, 2015, representatives of Guggenheim Securities and Jones Day, along with InSite management, discussed the terms of QLT’s revised proposal with QLT’s financial and legal advisors. Among other things, InSite’s advisors informed QLT’s advisors that QLT should increase the value of the consideration offered and decrease the termination fee. As a result of those discussions, later in the afternoon on August 26, 2015, QLT further revised its proposal. QLT’s revised proposal increased the exchange ratio from 0.076 to 0.078, subject to a revised collar. Under QLT’s revised proposal, the Average QLT Trading Price would be measured over a 15-trading day period rather than the 20-trading day period initially proposed. In addition, each Share would be exchanged for: (1) 0.078 QLT common shares, if the Average QLT Trading Price is between $3.22 and $3.86; (2) a number of QLT common shares equal to $0.30 divided by the Average QLT Trading Price, if the Average QLT Trading Price is greater than $3.86; or (3) a number of QLT shares equal to $0.25 divided by the Average QLT Trading Price, if the Average QLT Trading Price is less than $3.22. The proposal continued to be subject to a cap so that QLT would not issue QLT common shares in excess of 19.9% of then-outstanding QLT common shares. In such event, the remaining merger consideration would be paid in cash (based on the value of the Average QLT Trading Price) on a pro rata, per Share basis. In addition, the revised proposal decreased the amount of the termination fee from QLT’s previous proposal of $3,420,629 to $2,667,000, which constituted approximately 5% of QLT’s calculated enterprise value for InSite.

The QLT proposal was also conditioned upon certain significant Stockholders executing new voting agreements pursuant to which they would agree to support and vote in favor of the transactions contemplated by the proposed amended and restated merger agreement. QLT subsequently engaged in discussions with such stockholders regarding the terms of the revised QLT proposal and the new voting agreements. Following these discussions, Broadfin Healthcare Master Fund, LTD, which entered into a voting agreement in connection with the execution of the QLT Merger Agreement on June 8, 2015, indicated that it would execute a new voting agreement and QLT removed its requirement that any other stockholders execute a new voting agreement.

QLT’s closing trading price on August 25, 2015 was $3.43 per share. Based on that closing price, under QLT’s proposal, a Stockholder would receive QLT common shares worth approximately $0.267 per Share held.

Later that day, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the latest revised proposal from QLT. After considerable deliberation and discussion, the InSite Board (1) determined that the proposal from Sun Pharma was no longer a Company Superior Proposal (as defined in the QLT Merger Agreement), (2) approved the amended and restated QLT Merger Agreement (for purposes of this “—Background of the Merger” section and the “InSite’s Reasons for the Merger and Recommendation of the InSite Board” section below, the “Amended QLT Merger Agreement”) and the merger with QLT on the terms and subject to the conditions set forth in the Amended QLT Merger Agreement, (3) determined that the terms of the Amended QLT Merger Agreement, the merger with QLT and the other transactions contemplated by the Amended QLT Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (4) directed that the Amended QLT Merger Agreement be submitted to Stockholders for adoption at the special meeting and (5) recommended that Stockholders adopt the Amended QLT Merger Agreement.

In the evening of August 26, 2015, QLT and InSite executed the Amended QLT Merger Agreement. InSite and QLT publicly announced the execution of the Amended QLT Merger Agreement prior to the opening of trading on NASDAQ on August 27, 2015.

On the morning of September 3, 2015, Mr. St. Peter telephoned Mr. Ruane to inform him that Sun Pharma intended to submit a revised proposal to acquire InSite. Later on September 3, 2015, the InSite Board received a revised unsolicited proposal from Sun Pharma to acquire all outstanding Shares at a price of $0.35 per Share in cash. As in Sun Pharma’s previous proposal, the draft Merger Agreement contemplated that InSite would grant the Sun Pharma subsidiary a “top up” option to purchase Shares from InSite if necessary to allow Sun Pharma’s subsidiary to effect a short-form merger with InSite following completion of the tender offer. The revised proposal was accompanied by proposed definitive versions of the Merger Agreement and loan documents. The definitive agreements were substantially similar to the documents provided to InSite in connection with Sun Pharma’s initial proposal, except that Sun Pharma proposed a termination fee of $2,667,000 in connection with certain terminations of the Merger Agreement, which was the same termination fee that would become payable to QLT under similar specified circumstances. The revised proposal was also subject to a due diligence condition relating to requests for information concerning a patent infringement lawsuit that had recently been filed against InSite. After submission of the revised proposal by Sun Pharma, Mr. St. Peter telephoned Mr. Ruane to confirm that Mr. Ruane and the InSite Board had received Sun Pharma’s revised proposal. Later that day, Mr. Ruane informed QLT of the proposal from Sun Pharma.

On the morning of September 4, 2015, the InSite Board held a meeting. At that meeting, the InSite Board discussed with representatives from Guggenheim Securities and Jones Day the revised proposal from Sun Pharma and the obligations of the InSite Board and InSite pursuant to the Amended QLT Merger Agreement. Following deliberation, the InSite Board determined in good faith that the revised proposal from Sun Pharma constituted or was reasonably likely to lead to a Company Superior Proposal (as defined in the Amended QLT Merger Agreement).

Later that morning, Mr. Ruane informed the Chief Executive Officer of QLT of the InSite Board’s determination, and that representatives from InSite and Jones Day would be engaging in discussions with, and providing due diligence materials to, Sun Pharma and its legal counsel in order to permit Sun Pharma to remove the due diligence condition to its revised proposal. Representatives of InSite and Sun Pharma discussed Sun Pharma’s due diligence questions and InSite provided Sun Pharma with due diligence materials related to the patent infringement lawsuit. Accordingly, Sun Pharma informed InSite that its revised proposal was firm and no longer subject to a due diligence condition.

In the early afternoon of September 4, 2015, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the revised proposal from Sun Pharma and compared it to the terms of the Amended QLT Merger Agreement. After deliberation, the InSite Board determined in good faith after consultation with Jones Day and Guggenheim Securities that (1) the revised proposal from Sun Pharma was unsolicited and constituted a Company Superior Proposal (as defined in the Amended QLT Merger Agreement), and (2) in light of the proposal, failure to terminate the Amended QLT Merger Agreement or make an Adverse Recommendation Change (as defined in the Amended QLT Merger Agreement) would be inconsistent with the directors’ fiduciary obligations under applicable law. In addition, for the reasons previously considered by the InSite Board at its August 20, 2015 meeting with respect to the original proposal from Sun Pharma, the InSite Board determined not to seek a fairness opinion from Roth with respect to the Sun Pharma proposal at that time.

Following the meeting of the InSite Board, and to satisfy its obligations under the Amended QLT Merger Agreement, InSite delivered to QLT a written notice stating that (1) the InSite Board intended to terminate the Amended QLT Merger Agreement in connection with the proposal from Sun Pharma and (2) in accordance with the terms of the Amended QLT Merger Agreement, until 5:00 p.m. Pacific Time on Thursday, September 10, 2015, InSite would make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with QLT and its representatives (to the extent QLT desired to negotiate) regarding a possible amendment to the Amended QLT Merger Agreement so that the revised proposal from Sun Pharma would cease to be a Company Superior Proposal (as defined in the Amended QLT Merger Agreement).

In the afternoon of September 10, 2015, the Chief Executive Officer of QLT telephoned Mr. Ruane to provide a revised proposal. The Chief Executive Officer of QLT verbally proposed an increase to the exchange ratio such that each Share would be exchanged for 0.110 QLT common shares. QLT’s closing trading price on August 25, 2015 was $3.33 per share. Based on that closing price, under QLT’s proposal, a Stockholder would receive QLT common shares worth approximately $0.365 per Share held. The proposed exchange ratio was subject to a collar such that each Share would be exchanged for a number of QLT common shares that would have an Average QLT Trading Price of not less than $0.355 nor greater than $0.365. The Chief Executive Officer of QLT also proposed that the consideration to be paid would no longer be subject to a cap on the number of shares issued by QLT in the merger with QLT, and accordingly, the issuance of QLT common shares in connection with the merger would be subject to approval by QLT’s shareholders. In addition, the revised proposal increased the amount of the termination fee that would become payable to QLT under specified circumstances from $2,667,000 to $4,750,000. Mr. Ruane informed the Chief Executive Officer of QLT that he would present QLT’s revised proposal to the InSite Board but that QLT needed to present the revised proposal in writing. Mr. Ruane also told the Chief Executive Officer of QLT that he believed that the InSite Board would likely find that such a large increase to the termination fee was unacceptable.

Shortly following receipt of QLT’s verbal proposal, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the latest revised proposal from QLT. The InSite Board noted the increased consummation risk of the QLT transaction given the need to obtain QLT shareholder approval, as well as the significantly increased termination fee proposed by QLT. After considerable deliberation and discussion, the InSite Board directed (1) Mr. McInerney to negotiate with the Chairman of the QLT Board of Directors in order to seek an increase in the exchange ratio being proposed by QLT, as well as a decrease in the termination fee demanded by QLT and (2) Mr. Ruane to inform Sun Pharma that InSite was still negotiating with QLT and would not take any formal action to terminate the Amended QLT Merger Agreement until at least 5:00 pm Eastern Time on September 11, 2015.

Later that day, Mr. McInerney met with the Chairman of the QLT Board of Directors regarding QLT’s revised proposal. Mr. McInerney indicated that, among other things, given the increased termination fee and the additional consummation risk associated with the fact that QLT’s revised proposal required approval of QLT’s shareholders, the InSite Board was unlikely to determine that QLT’s revised proposal was equal or superior to Sun Pharma’s revised proposal. Mr. McInerney requested that QLT improve the terms of its revised proposal, including an increased exchange rate, a significantly reduced termination fee and the payment of a termination fee to InSite in the event that QLT’s shareholders did not approve the transaction.

In the morning of September 11, 2015, Mr. Ruane telephoned Jerry St. Peter, the Vice President & Head, Ophthalmic Business of Sun Pharma, to see if Sun Pharma would be willing to increase its proposal for InSite. Representatives of Jones Day also telephoned representatives of Shearman & Sterling to deliver a similar request. Following that conversation, representatives from Shearman & Sterling telephoned representatives from Jones Day to state that Sun Pharma was not willing to increase its proposal.

In the afternoon of September 11, 2015, Weil provided Jones Day with a draft amendment and restatement of the Amended QLT Merger Agreement that provided, among other things, (1) for an exchange ratio of (a) 0.110 if the Average QLT Trading Price was between $3.11 and $3.72, inclusive, (b) $0.355 divided by the Average QLT Price if the Average QLT price was less than $3.11, and (c) $0.385 divided by the Average QLT Price if the Average QLT price was greater than $3.72, (2) that the aggregate number of QLT common shares issuable in connection with the merger with QLT would no longer be subject to a cap, and accordingly the issuance of such shares would require the approval of QLT’s shareholders, and (3) that the termination fee payable to QLT in connection with the termination of the transaction under certain circumstances would be increased to $4,500,000. The revised proposal did not provide for any termination fee or expense reimbursement that would be payable to InSite in the event that the transaction were terminated due to a failure to obtain QLT shareholder approval.

Later that day, the InSite Board held a meeting in which representatives from Guggenheim Securities and Jones Day participated. At that meeting, the InSite Board discussed the latest revised proposal from QLT and the proposal from Sun Pharma. After extensive deliberation, the InSite Board determined that the proposal from Sun Pharma still constituted a Company Superior Proposal (as defined in the Amended QLT Merger Agreement). After considerable deliberation and discussion, the InSite Board resolved that unless QLT modified its proposal by 5:00 p.m. Pacific Time on September 11, 2015, (1) the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Amended QLT Merger Agreement); (2) it was in the best interests of InSite and the Stockholders and advisable to terminate the Amended QLT Merger Agreement and to enter into the Merger Agreement, (3) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (4) to authorize and approve the Top-Up Option and the issuance of the Top-Up Option Shares, and (5) to recommend that Stockholders tender their Shares to Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Immediately following the meeting, representatives from Jones Day communicated to representatives from Weil the determination of the InSite Board and, based on instructions from the InSite Board, indicated that QLT’s proposal would cause the Sun Pharma proposal to no longer constitute a Company Superior Proposal (as defined in the Amended QLT Merger Agreement) if QLT would (1) reduce the proposed termination fee payable by InSite to $3,000,000 or less; (2) provide for a reciprocal termination fee payable by QLT in the same amount as the QLT termination fee in the event the transaction were terminated due to a failure to obtain QLT shareholder approval; and (3) extend the maturity date of the secured note with QLT in the event the transaction was terminated due to a failure to obtain QLT shareholder approval. QLT declined to amend its proposal prior to 5:00 p.m. Pacific Time on September 11, 2015.

Between the evening of September 11, 2015 and the afternoon of September 15, 2015, representatives from Jones Day and Shearman & Sterling worked to finalize the Merger Agreement and related documents.

In the afternoon of September 12, 2015, on behalf of QLT, representatives from Greenhill submitted to representatives from Guggenheim Securities a further revised proposal from QLT. The further revised proposal provided (1) for an exchange ratio of 0.104 (which would as of the date of the proposal provide for each Share, shares of QLT worth $0.355), provided that if the Average QLT Trading Price is at or below $3.41, the exchange ratio would be revised to ensure that the value to be received per Share would not be less than $0.355; (2) QLT agreed to extend the maturity date of the secured note in the event the transaction was terminated due to a failure to obtain QLT shareholder approval; (3) that the termination fee payable to QLT in connection with the termination of the transaction under certain circumstances would be increased to $5,000,000; and (4) that InSite’s monthly borrowing capacity under the secured note would be increased from $1,100,000 to $2,100,000. The revised proposal did not provide for any termination fee or expense reimbursement that would be payable to InSite in the event that the QLT shareholders failed to approve the transactions. Subsequently, the Chairman of the QLT Board of Directors telephoned Mr. McInerney to indicate that QLT would also agree to indemnify members of the InSite Board for any claims that their acceptance of the revised QLT proposal, including the proposed termination fee of $5,000,000 would constitute a breach of their fiduciary duties to Stockholders. Members of the InSite Board were informed of the details of this revised proposal and each director confirmed that the revised proposal did not meet the conditions set forth in the InSite Board’s resolutions of September 11, 2015, and that therefore InSite should continue to finalize the Merger Agreement and other definitive agreements with Sun Pharma.

In the afternoon of September 15, 2015, Sun Pharma and InSite executed the Merger Agreement and the Secured Note providing for the secured line of credit from Sun Pharma. Concurrently with the execution of the Merger Agreement, InSite terminated the Amended QLT Merger Agreement and Sun Pharma paid, on behalf of InSite, the termination fee of $2,667,000 to QLT. In addition, pursuant to the terms of the Secured Note, InSite borrowed, contemporaneously with execution of the Secured Note, an amount equal to $5,814,194.52 in order to fully repay all principal, interest, fees and expenses outstanding under the secured note with QLT and Sun Pharma paid, on behalf of InSite, such amount directly to QLT.

On September 28, 2015, Sun Pharma and InSite agreed to amend and restate the Merger Agreement. The Merger Agreement was amended and restated to provide, among other things, greater certainty as to closing timing by providing that (1) if the conditions to the Offer are not satisfied by November 2, 2015, then Purchaser may at any time prior to November 13, 2015 terminate the Offer so that InSite may hold a special meeting of its Stockholders to consider adoption of the Merger Agreement, and (2) any “subsequent offering period” relating to the Offer would not be indefinitely extended.

InSite’s Reasons for the Offer and Merger and Recommendation of the InSite Board

The InSite Board considered many factors in making its determination (i) that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, Stockholders and (ii) to approve the Merger Agreement and recommend that Stockholders accept the Offer and tender their Shares in the Offer and, if required under the DGCL to effect the Merger, to approve and adopt the Merger Agreement and the Merger. In arriving at its determination, the InSite Board consulted with InSite’s senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not in any order of importance):

•	the fact that InSite’s cash balance, current assets and cash flows from operations were insufficient to fund its operations beyond July 2015 at the time InSite entered into the QLT Merger Agreement;

•	the InSite Board’s belief that absent obtaining a merger partner, InSite would require highly dilutive equity financing in order to continue operating its business, if such financing was available at all;

•	the fact that InSite had not been successful in obtaining additional funding from private or public equity or debt financing sources, and its limited financial resources greatly reduced its ability to continue operations and advance its products through the regulatory pipeline;

•	the fact that the Offer Price and, if applicable, the Merger Consideration (as defined in the Merger Agreement) at the time of entry into the Merger Agreement represented a premium of (a) 150% over the closing price per Share on June 5, 2015, which was the last trading date prior to the announcement of entry into the initial QLT Merger Agreement, and (b) 153% over the Shares’ volume weighted average price per share over the 30 trading days ended June 5, 2015, and (c) 28% over the implied value of the merger consideration that would have been payable pursuant to the Amended QLT Merger Agreement based on the volume weighted average price of QLT common stock during the 30-trading days ended on September 14, 2015, which was the last trading date prior to the entry into the Merger Agreement;

•	the fact that the Offer Price and, if applicable, the Merger Consideration are in the form of cash, providing certainty, immediate value and liquidity to Stockholders;

•	the InSite Board’s consideration of potential alternative transactions when determining to enter into the QLT Merger Agreement and its view, in consultation with its legal and financial advisors, (i) that at that time it was not probable that any alternative transaction reasonably available to InSite within a reasonable timeframe would generate value to Stockholders in excess of the consideration payable by QLT thereunder, (ii) that the Offer Price and, if applicable, the Merger Consideration provide greater certainty and overall value to Stockholders than the consideration payable by QLT under the Amended QLT Merger Agreement, and (iii) that the Merger Agreement provided sufficient flexibility for the InSite Board to change its current recommendation to a recommendation that (x) Stockholders not tender Shares in the Offer and (y) if applicable, Stockholders vote against the Merger in the case of a superior proposal, or otherwise;

•	the fact that, in connection with entry into the Merger Agreement, an affiliate of Sun Pharma agreed to provide a secured line of credit of up to $11,914,195 to InSite to, among other things, repay amounts borrowed under the secured line of credit with QLT, which amounts were used to, among other things, fund the payment to the FDA of the filing fee for the BromSite NDA;

•	the fact that in connection with its earlier consideration of the initial QLT Merger Agreement, the InSite Board had received an opinion of Roth to the effect that, as of June 7, 2015, and based upon and subject to the qualifications, limitations and assumptions stated therein, the expected value of the merger consideration payable pursuant to the initial QLT Merger Agreement was fair, from a financial point of view, to the current Stockholders. In this regard, the InSite Board noted that (i) the Offer Price and, if applicable, the Merger Consideration payable pursuant to the Merger Agreement ($0.35 per Share) represented (a) a nearly 100% increase over the implied value of the merger consideration payable pursuant to the initial QLT Merger Agreement ($0.178 per Share, as measured by the closing price of QLT common shares on the last trading day before the announcement of the initial QLT Merger Agreement, and (b) a 28% increase over the implied value of the merger consideration payable pursuant to the Amended QLT Merger Agreement ($0.273 per Share, as measured by the volume weighted average price of QLT common stock during the 30-trading days ending on the trading day before the announcement of the Amended QLT Merger Agreement) and (ii) other than with respect to the Offer Price and, if applicable, the Merger Consideration (including the fact that it is payable in cash), the Offer, the treatment of InSite Options and InSite Warrants and the amount of the termination fee payable to an affiliate of Sun Pharma in specified circumstances, the Merger Agreement did not materially change the terms of the initial QLT Merger Agreement or the Amended QLT Merger Agreement;

•	the InSite Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the fact that the completion of the Merger is not subject to any financing condition or Sun Pharma shareholder approval; and

•

the fact (i) that the deal protections set forth in the Merger Agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the Merger, (ii) that InSite may, subject to the requirements of the Merger Agreement, provide information to and participate in discussions with qualifying unsolicited third-party proposals and (iii) that, in the event of such a superior proposal, the InSite Board may, subject to the terms and conditions of the Merger Agreement, change its recommendation in favor of the proposal to adopt and approve the Merger Agreement and that the amount of and triggering conditions for the termination fee and the effects of termination are reasonable under the circumstances.

In the course of its deliberations, the InSite Board also considered a variety of risks and other potentially negative factors, including the following:

•	the fact that, if the Merger is consummated, InSite will no longer exist as an independent public company and the Stockholders will not participate in the future growth of the InSite business;

•	the risks and contingencies related to the announcement and pendency of the Merger, including the potential impact of the Merger on InSite’s employees and relationships with third parties;

•	the fact that Ranbaxy has the right to terminate the Merger Agreement in specified circumstances;

•	the fact that InSite has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether or not the Merger is completed;

•	the fact that under the terms of the Merger Agreement, InSite must (i) pay to Ranbaxy a termination fee of $2,667,000, (ii) reimburse Ranbaxy an amount equal to $2,667,000, which amount is equal to the fee paid by Ranbaxy on behalf of InSite in connection with the termination of the Amended QLT Merger Agreement and (iii) repay amounts outstanding under the Secured Note if the Merger Agreement is terminated under specified circumstances;

•	the fact that the Merger will be taxable to the Stockholders;

•	the fact that certain of InSite’s directors and executive officers may receive benefits that are different from, and in addition to, those of InSite’s other Stockholders, as described under Item 3—Arrangements with Current Executive Officers and Directors of InSite; and

•	the fact that, pursuant to the Merger Agreement, unless Ranbaxy otherwise consents, InSite must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the completion of the Merger, which may delay or prevent InSite from pursuing business opportunities that may arise or preclude actions that would be advisable if InSite were to remain an independent company.

The InSite Board considered whether to request a separate opinion from its financial advisor as to whether the Offer Price and, if applicable, the Merger Consideration is fair, from a financial point of view, to the Stockholders. After careful deliberation, the InSite Board determined that it was neither necessary nor useful to obtain such an opinion, because (i) the InSite Board had previously received an opinion from Roth in connection with executing the initial QLT Merger Agreement that the consideration payable by QLT pursuant to the initial QLT Merger Agreement was fair, from a financial point of view, to the Stockholders; (ii) the Offer Price and, if applicable, the Merger Consideration is considerably greater, on a per-share basis, than the amount that would have been payable by QLT pursuant to the initial QLT Merger Agreement; and (iii) the Offer Price and, if applicable, the Merger Consideration, are payable in cash, whereas the amount that would have been paid by QLT was payable in QLT common shares.

The foregoing discussion of the factors considered by the InSite Board is not intended to be exhaustive, but rather includes material factors that the InSite Board considered in approving and recommending the Merger Agreement and the Transactions. The InSite Board carefully considered all of these factors as a whole in reaching its determination and recommendation and did not assign any particular weight or rank to any of the positive or potentially negative factors or risks discussed in this section. Individual members of the InSite Board may have given different weight to different factors.

Opinion of Roth to the InSite Board with Respect to Original QLT Merger Consideration

Pursuant to an engagement letter dated May 6, 2015, InSite retained Roth to provide an opinion to the InSite Board as to whether, as of the date of the opinion, the merger consideration (the “Original QLT Merger Consideration”) payable pursuant to the initial QLT Merger Agreement, which agreement gives effect to the amendment and restatement on July 16, 2015 but not the amendment and restatement on August 26, 2015 (such agreement, the “Original QLT Merger Agreement”), was fair, from a financial point of view, to the then current Stockholders. Pursuant to the Original QLT Merger Agreement, in the merger contemplated thereby (the “Original QLT Merger”), Stockholders would have received, in exchange for each Share owned immediately prior to the Merger, 0.048 of a validly issued, fully paid and non-assessable common share of QLT.

At the meeting of the InSite Board on June 7, 2015, Roth rendered its oral opinion to the InSite Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review described to the InSite Board, the Original QLT Merger Consideration payable pursuant to the Original QLT Merger Agreement was fair, from a financial point of view, to the then current Stockholders. At the request of InSite, Roth subsequently delivered its written opinion, dated June 7, 2015, to the InSite Board that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review set forth in its written opinion, the Original QLT Merger Consideration payable pursuant to the Original QLT Merger Agreement was fair, from a financial point of view, to the then current Stockholders.

The full text of the written opinion of Roth dated June 7, 2015, which sets forth the assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review undertaken, is attached as Annex A to this Statement and is incorporated herein by reference.

Stockholders should be cautioned that Roth’s opinion is dated as of June 7, 2015 and is only addressed to the InSite Board and not to Stockholders. The opinion does not address the Offer Price or the Merger Consideration to be paid in connection with the Merger Agreement and was prepared only with respect to the Original QLT Merger Consideration that was to be received by Stockholders in the Original QLT Merger. The opinion does not address the Offer Price or the Merger Consideration as compared to the common shares of QLT that would have been received in the Original QLT Merger. Further, the opinion was delivered on June 7, 2015 and does not address or take into account matters that may have arisen after such date, including the Offer or, if applicable, the Merger, and InSite’s financial and operating performance, as well as general economic and financial conditions, may have changed materially since that date. Roth was not engaged to deliver any advice or an opinion with respect to the Offer or the Merger or to update its opinion or the various assumptions made in rendering the opinion. The opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Shares in the Offer, does not in any manner address any other aspects of the Merger and does not address the relative merits of the Offer or the Merger in comparison to any other transactions or strategies that might be available to InSite, including without limitation the Original QLT Merger. The summary of the opinion of Roth set forth in this Statement is qualified in its entirety by reference to the full text of such opinion. As a result, any reader should carefully consider the forgoing in examining the opinion.

In arriving at its opinion, Roth, among other things:

•	reviewed a draft of the Original QLT Merger Agreement dated June 1, 2015;

•	reviewed certain publicly available business and financial information of InSite and QLT, that Roth assumed to be prepared on a best practices basis and believed to be relevant to its inquiry;

•	reviewed certain other financial and operating data, assuming such data was reasonably prepared on a best practices basis, concerning InSite and QLT;

•	discussed the past and current operations, financial condition and prospects of InSite and QLT with management of InSite and the advisors to InSite and QLT, respectively;

•	reviewed the reported prices and trading activity during the twelve-month period ended June 4, 2015 of the Shares;

•	reviewed the reported prices and trading activity for the twelve-month period ended June 4, 2015 of QLT common shares;

•	compared the financial performance of InSite and QLT with that of certain publicly traded companies that Roth deemed relevant;

•	compared certain financial terms of the Original QLT Merger to financial terms, to the extent publicly available, of certain other business combination transactions that Roth deemed relevant; and

•	performed such other analyses and considered such other factors as Roth deemed appropriate.

Roth also held discussions with certain members of the management of InSite with respect to certain aspects of the Original QLT Merger, and the past and current business operations of InSite and certain other matters Roth believed necessary or appropriate to its inquiry. Roth did not use any projected financial information provided by InSite or QLT in arriving at its opinion. Roth’s analysis was based on data as of June 4, 2015, and its evaluation of the Original QLT Merger Consideration that was to be paid in the Original QLT Merger was based upon the information known and made available to it at such time.

Roth, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Roth by InSite or otherwise reviewed by Roth, and Roth did not independently verify (nor did Roth assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. Roth further relied upon the assurances of InSite management, as well as the advisors of InSite and QLT, that they were not aware of any facts that would make any of the information reviewed by Roth to be inaccurate, incomplete or misleading and would advise Roth if any information previously provided to Roth became inaccurate or was required to be updated in the period of its review. Roth did not conduct nor was it provided with any valuation or appraisal of any assets or liabilities, nor did Roth evaluate the solvency of InSite or QLT under any state or federal laws relating to bankruptcy, insolvency or similar matters. Roth also assumed that the Original QLT Merger and the other transactions contemplated by the Original QLT Merger Agreement would be consummated as described in the Original QLT Merger Agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to Roth before it rendered its opinion. Roth also assumed that the representations and warranties made by InSite, QLT and Isotope in the Original QLT Merger Agreement and the related agreements were and would continue to be true and correct in all respects material to Roth’s analysis. Roth is not a legal, regulatory or tax expert and relied on the assessments made by the advisors to InSite with respect to such issues. Roth further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Original QLT Merger would be obtained without any adverse effect on InSite or on the contemplated benefits of the Original QLT Merger.

Roth’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Roth as of, the date of such opinion. Subsequent developments may affect Roth’s opinion, and Roth does not have any obligation to update, revise, or reaffirm such opinion; Roth expressly disclaimed any responsibility to do so. Roth’s opinion was limited to the fairness, from a financial point of view, of the Original QLT Merger Consideration that was payable pursuant to the Original QLT Merger Agreement to InSite’s stockholders in the Original QLT Merger, and Roth expressed no opinion as to the fairness of any consideration paid or payable in connection with the Original QLT Merger to the holders of any other class of securities, creditors or other constituencies of InSite or as to the underlying decision by InSite to engage in the Original QLT Merger as compared any alternative business strategies that might exist for InSite. Furthermore, Roth expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Original QLT Merger, or any class of such persons, relative to the Original QLT Merger Consideration that was to be paid to InSite’s stockholders in the Original QLT Merger or with respect to the fairness of any such compensation.

Roth’s opinion did not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the Original QLT Merger or any other matter. Roth expressed no opinion as to the underlying valuation, future performance or long-term viability of InSite or QLT or to what the value of QLT common shares would have been upon consummation of the Original QLT Merger or thereafter. Roth’s opinion was approved by an internal committee of Roth.

In accordance with customary investment banking practice, Roth employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Roth in connection with providing its opinion to the InSite Board on June 7, 2015 and does not purport to be a complete description of the analyses or data presented by Roth. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by Roth, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth’s financial analyses.

Historical Stock Trading Analysis

For the purpose of these analyses, Roth assumed the transaction announcement date was June 4, 2015. Roth selected these dates because these time frames are commonly used in evaluating historical stock trading analyses. Roth analyzed the Original QLT Merger Consideration implied relative to the closing price of common stock of InSite and QLT on:

•	June 4, 2015;

•	June 3, 2015

•	May 5, 2015;

•	March 6, 2015;

•	December 5, 2014; and

•	June 9, 2014.

The results of this analysis are summarized in the following table:

Time Before Assumed Announcement	Date	QLT Stock Price	Implied Offer Stock Price	InSite Stock Price	Implied Premium (Discount)
Announcement	6/4/2015	$3.69	$0.18	$0.14	28.6%
One Day	6/3/2015	$3.74	$0.18	$0.14	28.6%
One Month	5/5/2015	$3.62	$0.17	$0.15	13.3%
Three Months	3/6/2015	$3.97	$0.19	$0.19	0.0%
Six Months	12/5/2014	$3.92	$0.19	$0.22	(13.6)%
One Year	6/9/2014	$5.40	$0.26	$0.13	100.0%

Source of QLT Stock Price: Capital IQ

Premiums Paid Analysis

Roth analyzed the premiums paid in 57 publicly announced M&A transactions over the twelve months ended June 4, 2015 involving U.S.-based companies with market capitalizations between $10.0 million and $500.0 million at the time of announcement. Roth selected this time window and these market capitalization ranges based on its professional judgment. For each of the transactions, based on publicly available information obtained from Capital IQ, Roth calculated the premiums of the offer price in the transaction to the target company’s closing stock price one day, approximately one week and approximately one month prior to the announcement of the transaction. The results of these analyses are summarized in the following table:

	Public Transaction Premiums Paid (Last Twelve Months)
	25th Percentile	75th Percentile
One-Day Premium	10.5%	42.8%
One-Week Premium	13.9%	45.3%
One-Month Premium	15.6%	54.5%

Roth applied the 25th percentile and the 75th percentile premiums paid in the transactions described above to the closing price of the Shares as of certain dates preceding the announcement of the entry into the Original QLT Merger Agreement and then analyzed the resulting stock price. For the purpose of these analyses, Roth assumed the transaction announcement date was June 4, 2015. The results of these analyses are summarized in the following table:

	Implied Stock Price Range
	25th Percentile	75th Percentile
One-Day Premium	$0.15	$0.20
One-Week Premium	$0.15	$0.20
One-Month Premium	$0.18	$0.24

Comparable Public Company Analysis

Using publicly available information, Roth compared selected financial data of InSite with similar data for publicly traded companies engaged in businesses which Roth judged to be sufficiently analogous to InSite’s business or aspects thereof. Those companies were as follows:

•	Heron Therapeutics, Inc.

•	Lipocine Inc.

•	Otonomy, Inc.

•	Repros Therapeutics Inc.

•	Antares Pharma Inc.

•	Xenoport, Inc.

•	Aerie Pharmaceuticals, Inc.

•	Alimera Sciences, Inc.

•	NovaBay Pharmaceuticals, Inc.

•	Ohr Pharmaceutical, Inc.

•	pSivida Corp.

None of the selected companies reviewed is identical to InSite and certain of these companies may have characteristics that are materially different from those of InSite. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Roth’s analysis, may be considered similar to those of InSite. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect their comparability to InSite.

For purposes of this analysis, Roth analyzed, as of June 4, 2015, the ratio of enterprise value (defined as fully diluted market capitalization plus total debt less cash and cash equivalents) to estimated calendar years 2015 and 2016 revenue, for the comparable companies. For the comparable companies’ estimated 2015 and 2016 revenue, Roth used estimates from CapitalIQ. The overall observed 2015 and 2016 estimated revenue multiples for the comparable companies were as follows:

	EV / REVENUE Multiples(1)
	2015	2016
Heron Therapeutics, Inc.	NA	14.2x
Lipocine Inc.	NA	NM
Otonomy, Inc.	NA	NM
Repros Therapeutics Inc.	NM	3.8
Antares Pharma Inc.	7.0x	4.0
Xenoport, Inc.	7.6	4.7
Aerie Pharmaceuticals, Inc.	NA	NA
Alimera Sciences, Inc.	7.1	3.0
NovaBay Pharmaceuticals, Inc.	15.2	4.1
Ohr Pharmaceutical, Inc.	NA	NA
pSivida Corp.	6.0	NA
25th Percentile	7.0x	3.9x
75th Percentile	7.6	4.5

(1)	For purposes of the above chart, “NA” means not applicable and “NM” means not meaningful.

Roth applied the 25th and 75th percentile of the multiples to the projected 2015 and 2016 revenues of InSite based on its professional judgment that these percentiles were the most applicable to the projected revenues of InSite. The estimated calendar year 2015 and 2016 revenue used for InSite were based on the one research analyst firm that follows InSite. The results of these analyses are summarized in the table below:

	Implied Share Price Range
	25th Percentile	75th Percentile
EV / 2015E Revenue	$0.20	$0.22
EV / 2016E Revenue	$0.15	$0.18

Precedent Transaction Analysis

Using publicly available information, Roth examined selected M&A transactions from January 1, 2011 to June 4, 2015 involving targets in the ophthalmology industry with enterprise values between $10.0 million and $1.0 billion at the time of the announcement of such transactions. Roth selected the transactions because, in the exercise of its professional judgment, Roth determined the targets in such transactions to be relevant companies having operations and financial performance, for purposes of Roth’s analysis, similar to InSite. The selected transactions analyzed were the following:

Transaction	Announcement Date
Ohr Pharmaceutical’s acquisition of SKS Ocular	May 2014
Oak Pharmaceuticals acquisition of Inspire Pharmaceuticals	November 2013
Akorn’s acquisition of Hi-Tech Pharmacal	August 2013
Perrigo’s acquisition of Fera Pharmaceuticals (ophthalmic)	June 2013
Bausch & Lomb’s acquisition of ISTA Pharmaceuticals	March 2012
Valeant Pharmaceuticals International’s acquisition of Eyetech	February 2012
Santen Pharmaceutical’s acquisition of Novagali Pharma	September 2011
Merck & Company’s acquisition of Inspire Pharmaceuticals	April 2011

For each of the selected transactions, Roth calculated and compared the resulting enterprise value in the transaction as a multiple of last twelve month (“LTM”) revenue. The multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The 25th and 75th percentile of LTM revenue multiples for the selected transactions were as follows:

Precedent Transaction Multiples Range
	25th Percentile	75th Percentile
LTM Revenue	2.9x	4.3x

Roth applied the 25th and 75th percentile of the multiples to the LTM revenues of InSite. The results of this analysis are summarized in the table below:

	Implied Share Price Range
	25th Percentile	75th Percentile
EV / LTM Revenue	$0.20	$0.31

No company or transaction utilized in the precedent transactions analysis is identical to InSite or to the proposed merger. In evaluating the precedent transactions and selecting implied multiples, Roth made judgments and assumptions concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected transactions and InSite.

The foregoing summary of the material financial analyses does not purport to be a complete description of the analyses or data presented to the InSite Board by Roth. For example, Roth considered other matters in the course of its analysis, such as the following:

•	Illiquidity of InSite’s common stock: Average daily volume of $23,624 during the preceding twelve months with shares traded over the counter.

•	Stock price versus research analyst estimates: Between September 15, 2011 and June 4, 2015, the price of the Shares traded at an approximate 80.0% discount to the stock price that analysts projected for the Shares.

•	Revenue: The research analyst has materially decreased its revenue estimates for InSite for 2015 and 2016.

•	Cash for operations: InSite recently had exhausted its borrowing availability, which was providing them with liquidity through July 2015.

•	Anticipated difficulties in monetizing certain of InSite’s assets.

•	The attractiveness of QLT as a merger partner: QLT has cash on its balance sheet and is listed on a national exchange.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, Roth did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Roth considered the totality of the factors and analyses performed in determining its opinion. Roth’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to InSite, and none of the selected transactions reviewed was identical to the Original QLT Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Roth’s analysis, may be considered similar to those of InSite. The transactions selected were similarly chosen because their participants, strategic nature and other factors, for purposes of Roth’s analysis, may be considered similar to the Original QLT Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the comparability of the companies compared to InSite and the transactions compared to the Original QLT Merger.

Roth is a nationally recognized investment banking firm which is regularly engaged in providing financing advisory services in connection with mergers and acquisitions. InSite selected Roth to render a fairness opinion to the InSite Board in connection with the Original QLT Merger on the basis of Roth’s experience in similar transactions, its reputation in the investment community and its familiarity with InSite and its business. Further, Roth has extensive experience in the Life Sciences, biotechnology and biopharmacological markets. Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. For example, Roth and its affiliates may in the future provide investment banking and other financial services to InSite or QLT for which Roth and its affiliates would expect to receive compensation. Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services.

Roth was engaged by the InSite Board solely to render the fairness opinion and received a fee of $150,000, 25% of which was paid at the time Roth was engaged by the InSite Board and the remainder of which was paid upon the delivery by Roth of its opinion. Roth is entitled to an additional fee of $25,000 for each update to its fairness opinion requested by the InSite Board. Roth also received a fee of $40,000 in connection with the inclusion of the description above in this Statement. Roth would not have received any other payment or compensation contingent upon the consummation of the Original QLT Merger and will not receive any payment or compensation contingent upon the consummation of the Merger with Ranbaxy. In addition, InSite has agreed to reimburse Roth for its expenses incurred in connection with its services up to $25,000, including the fees and disbursements of counsel, and will indemnify Roth against certain liabilities, including liabilities arising under U.S. federal securities laws. Roth may perform financial services for InSite or QLT and its affiliates in the future and, in such case, can expect to receive customary fees for its services.

Aside from Roth’s equity research coverage of InSite and QLT, during the two years preceding the date of the delivery of its opinion, other than as described herein, neither Roth nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with InSite or QLT.

In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for itself and its affiliates’ own accounts and for the accounts of customers, equity securities, or other interests or securities of InSite or QLT, and, accordingly, may at any time hold a long or a short position in such securities. Specifically, Ted Roth, President and member of the board of directors of Roth, owned 10,000 Shares at the time of Roth’s opinion to the InSite Board.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

InSite has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for the special meeting of Stockholders for approximately $7,500 plus reimbursement of out-of-pocket expenses.

Except as set forth above, neither InSite nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in Shares have been effected during the past 60 days by InSite nor, to the knowledge of InSite, any current executive officer, director, affiliate or subsidiary of InSite.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement or the Exhibits hereto, no negotiations are currently being undertaken or are currently underway by InSite in response to the Offer that relate to, or would result in, (1) a tender offer or other acquisition of InSite’s securities by InSite, any subsidiary of InSite or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving InSite or any subsidiary of InSite, (3) any purchase, sale or transfer of a material amount of assets by InSite or any subsidiary of InSite, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of InSite.

InSite has agreed that from the date of the Merger Agreement until the earlier of the time that Purchaser accepts for payment Shares tendered and not properly withdrawn in the Offer (the “Acceptance Time”), the Effective Time and the date, if any, on which the Merger Agreement is terminated, InSite, its subsidiaries and their respective affiliates and representatives will not, directly or indirectly, among other things, solicit alternative acquisition proposals. In addition, InSite has agreed to certain procedures that it must follow in the event InSite receives an unsolicited acquisition proposal. The information set forth in “Section 6.4—No Solicitation” of the Merger Agreement is hereby incorporated herein by reference.

Except as indicated in this Statement or the Exhibits hereto, there currently are no transactions, resolutions of the InSite Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Quantification of Change in Control and Termination Payments and Benefits to InSite’s Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S K of the Securities Act of 1933 (the “Securities Act”), the table below sets forth the estimated amounts of compensation that is based on or otherwise relates to the Offer and Merger that may become payable to Messrs. Ruane, Drapeau, Bowman, Hosseini, and Patel, assuming the Offer and Merger closed on September 23, 2015 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S K under the Securities Act). These compensation payments include amounts the named executive officers would receive under the 2014 Bonus Plan, the Special 2015 Bonus payments, and payments and benefits under the Severance Plan. All amounts in the table below are shown before the deduction of any applicable withholding taxes. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur. As a result, the amount, if any, that a named executive officer actually receives may materially differ from the amounts set forth in the table.

Quantification of Change in Control and Termination Payments and Benefits to InSite’s Executive Officers

Name (a)	Cash ($)(1) (b)	Equity ($)(2) (c)	Pension/ NQDC ($) (d)	Perquisites/ Benefits ($)(3) (e)	Tax Reimbursements ($)(4) (f)	Other ($) (g)	Total ($) (h)
Timothy Ruane	1,481,578	137,382	—	66,954	—	—	$1,685,914
Louis Drapeau	679,644	55,321	—	52,538	—	—	$787,503
Lyle M. Bowman, Ph.D.	702,433	41,491	—	54,901	—	—	$798,825
Kamran Hosseini, M.D., Ph.D.	839,230	59,932	—	22,236	—	—	$921,398
Surendra Patel	573,523	34,886	—	28,231	—	—	$636,640

(1)	For Messrs. Ruane, Bowman, Hosseini and Patel, the amount set forth in column (b) includes the following payments: (i) “double trigger” severance payment under the Severance Plan equal to the sum of (x) 2.0 times (for Mr. Ruane) or 1.5 times (for each of Messrs. Bowman, Hosseini and Patel) the named executive officer’s annual base salary at the time of termination and (y) the named executive officer’s target bonus for the year in which the termination occurs, corresponding to payments of $1,110,725, $569,251, $681,587, and $463,879, respectively; (ii) a “single trigger” payment under the 2014 Bonus Plan equal to $205,853, $73,182, $87,643, and $59,644, respectively; and (iii) a “single trigger” Special 2015 Bonus payment equal to $165,000, $60,000, $70,000, and $50,000, respectively. With respect to the “double trigger” payments to Messrs. Ruane, Bowman, Hosseini and Patel, the executive officer must incur a qualifying termination of employment within two years following the completion of the Merger in order to receive such payments under the Severance Plan.

For Mr. Drapeau, the amount set forth in column (b) includes the following payments: (i) a “single trigger” payment under the Severance Plan equal to the sum of (x) 1.5 times his annual base salary and (y) his target bonus for the year in which the Merger occurs, corresponding to a payment of $537,700; (ii) a “single trigger” payment under the 2014 Bonus Plan equal to $76,944; and (iii) a “single trigger” Special 2015 Bonus payment equal to $65,000.

(2)	Pursuant to the Merger Agreement, each InSite Option will, at the Effective Time, (i) to the extent not then vested or exercisable, become fully vested and exercisable and (ii) be cancelled in exchange for the Option Consideration. The values in column (c) represent the aggregate value in respect of each named executive officer’s unvested Insite Options as of September 23, 2015, the latest practicable date before the filing of this Statement. Pursuant to the terms of the Merger Agreement, payments in respect of such unvested InSite Options will be made within five business days following the Effective Time and will be subject to all applicable federal, state and local tax withholding requirements. For more detail regarding the treatment of outstanding InSite Options in the Merger, please refer to the information under Item 3—Agreements with Ranbaxy—Treatment of Equity Awards above.
(3)	The values in column (e) above represent the payment of or reimbursement by InSite of the executive officer’s premiums for continued medical and other welfare benefits pursuant to COBRA for a period of 24 months (in Mr. Ruane’s case) or 18 months (in the case of Messrs. Drapeau, Bowman, Hosseini and Patel). The amounts are payable on a “double trigger” basis for each of Messrs. Ruane, Bowman, Hosseini and Patel, and on a “single trigger” basis for Mr. Drapeau.
(4)	The Severance Plan provides that if any payment or benefit (whether pursuant to the Severance Plan or otherwise) (the “parachute payments”) to or for an executive officer is or will be subject to the excise tax imposed under Section 4999 of the Code on “excess parachute payments,” then such parachute payments will be reduced so that the maximum amount of the parachute payments payable to an executive officer will be $1.00 less than the amount which would cause the parachute payments to be subject to the excise tax imposed under Section 4999 of the Code, but only if such reduction would put the executive officer in a better after tax position than if the executive were to receive all parachute payments and pay all taxes thereon, including the excise tax imposed under Section 4999 of the Code. The amounts indicated in the table above do not attempt to quantify such reduction; therefore, actual payments to the named executive officers may be less than the amounts indicated in the table. None of the executive officers are entitled to a tax reimbursement or “make whole” payment in respect of any parachute payments.

The table above assumes that each of the named executive officers will be paid a lump sum amount in respect of bonuses under the 2014 Bonus Plan and the Special 2015 Bonus payment on September 23, 2015. For more detail regarding these bonus payments, please refer to the information included under Item 3—Agreements with Current Executive Officers and Directors of InSite—Treatment of 2014 Bonus Plan and —Special 2015 Bonus above.

In addition, the table above assumes that, with the exception of Mr. Drapeau, each of InSite’s named executive officers is terminated without cause or resigns for good reason on September 23, 2015 (or immediately thereafter) under circumstances that entitle such named executive officer to severance payments and benefits under the Severance Plan. In Mr. Drapeau’s case, the tabular disclosure set forth above assumes that he is employed on September 23, 2015, and, regardless of whether his employment is terminated on such date, is entitled to payments and benefits under the Severance Plan on September 23, 2015. Payments under the Severance Plan are payable in a lump sum, provided that the named executive officer executes a release of claims. The payment or reimbursement by InSite of the named executive officer’s COBRA premiums is made on a monthly basis. For more detail regarding the payments under the Severance Plan, please refer to the information included under Item 3—Agreements with Current Executive Officers and Directors of InSite—Change of Control and Termination Benefits above.

Top-Up Option

InSite granted to Purchaser an option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, from InSite an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Purchaser or Ranbaxy at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (the “Top-Up Option Shares”); provided, however, that in no event will the Top-Up Option be exercisable for a number of Shares in excess of InSite’s then total authorized and unissued Shares (treating Shares owned by InSite as treasury stock as unissued). If Ranbaxy acquires at least 90% of the Shares then outstanding, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the “short form” procedures, without a meeting, vote or consent of the Stockholders, in accordance with Section 253 of the DGCL.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Conditions to the Offer

The information set forth under the caption “The Tender Offer—Section 15—Conditions of the Offer” in the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Vote Required to Approve the Merger

On September 11, 2015, the InSite Board unanimously resolved (1) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the QLT Merger Agreement), (2) that it was in the best interests of InSite and the Stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (3) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, (4) to authorize and approve the Top-Up Option and the issuance of the Top-Up Option Shares, and (5) to recommend that the Stockholders tender their Shares to Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding Shares entitled to vote as of the record date will be required under the DGCL to effect the Merger.

The Merger Agreement also provides that the Merger may be consummated, regardless of whether the Offer is completed, through a one-step merger. InSite intends to file a preliminary proxy statement for a special meeting of the Stockholders to approve the adoption of the Merger Agreement. Depending on which transaction can be consummated first, the transaction will be consummated either (i) if the Offer is consummated and results in Purchaser acquiring more than 90% of the Shares then outstanding after giving effect to the Top-Up Option, through the Offer followed by a “short-form” merger or (ii) through a one-step merger following a special meeting of the Stockholders to approve the adoption of the Merger Agreement. InSite will not solicit votes for the special meeting, if ever, until the Offer has terminated.

Other Material Information

Deregistration of the Shares

If the Merger is completed, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and InSite will no longer be required to file periodic reports with the SEC on account of the Shares.

Appraisal Rights

No appraisal rights are available in connection with the Offer. If the Merger is consummated, the Stockholders who have not properly tendered their Shares in the Offer and have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to exercise appraisal rights to receive a judicial determination of the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Merger or the market value of the Shares. The value so determined could be more or less than the Offer Price or the price per Share ultimately paid in any subsequent merger. Any Stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of InSite to notify Stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Stockholders is held to adopt the Merger Agreement, InSite will be required to send a notice to each Stockholder of record not less than 20 days prior to the meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each Stockholder who delivered to InSite a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each Stockholder of record on the effective date of the Merger. The notice will inform Stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to the Offer and to Section 262 of the DGCL, a copy of which is attached as Annex B to this Statement and is incorporated herein by reference.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL

BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Delaware Business Combinations Statute / Takeover Statutes

InSite is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an interested shareholder (including (1) a person who owns 15% or more of a corporation’s outstanding voting stock or (2) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include a merger and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 shareholders for a period of three years following the date such person became an interested shareholder unless:

1.	the transaction in which the shareholder became an interested shareholder or the business combination was approved by the board of the corporation before the other party to the business combination became an interested shareholder;

2.	upon completion of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

3.	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested shareholder did not own.

In accordance with the provisions of Section 203, at the meeting held on September 11, 2015, the InSite Board approved the Merger Agreement and the transactions contemplated thereby, as described under Item 4—The Solicitation or Recommendation—Recommendation of the InSite Board above, and therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated thereby.

SEC Periodic Reports

For additional information regarding the business and financial results of InSite, please see the following documents that have been filed by InSite with the SEC, each of which is incorporated herein by reference:

1.	InSite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 18, 2015; and

2.	InSite’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed on May 12, 2015, and for the quarter ended June 30, 2015, filed on August 13, 2015.

Certain Litigation

QLT and InSite issued press releases announcing the execution of the QLT Merger Agreement on June 8, 2015. On June 17, 2015, a purported class action lawsuit entitled Speiser, et al. v. InSite Vision, Inc., et al., Civil Action No. RG15774540, was filed in California Superior Court for Alameda County, naming as defendants

InSite, all of the members of the InSite Board, QLT and QLT’s merger subsidiary, Isotope Acquisition Corp. On July 10, 2015, a second purported class action entitled McKinley v. Ruane, et al., Civil Action No. RG15777471, was filed in the same court, naming the same defendants. In both cases, the plaintiffs, who claim to be Stockholders, alleged in their complaints that members of the InSite Board breached fiduciary duties to Stockholders by agreeing to enter into the initial QLT Merger Agreement because the merger consideration contemplated thereby was inadequate and the process by which the transaction was agreed to was flawed. The plaintiffs also alleged that QLT and Isotope aided and abetted the breaches of duty by the members of the InSite Board. The plaintiffs alleged that they were seeking to enjoin consummation of the transaction or, in the alternative, to recover unspecified money damages, together with costs and attorneys’ fees. On August 12, 2015, the court entered an order determining that the cases were related and assigned them to a single judge. On September 4, 2015, attorneys for the plaintiffs filed a Consolidated Amended Class Action Complaint. The plaintiffs alleged that members of the InSite Board breached fiduciary duties to Stockholders by agreeing to enter into the amendment and restatement of the QLT Merger Agreement on August 26, 2015 because the merger consideration contemplated thereby was inadequate, the process by which the amended transaction was agreed to was flawed, and the preliminary proxy statement filed by InSite in relation to the amended transaction contained incomplete and materially misleading disclosures. Following the announcement of the Merger Agreement with Sun Pharma on September 15, 2015, attorneys for the plaintiffs indicated that they intended to voluntarily dismiss QLT and Isotope from the litigation. The consolidated case is currently at a preliminary stage; the defendants have not filed responses to the complaints, and have agreed to voluntarily produce a limited number of documents. InSite and the members of the InSite Board believe that the litigation is without merit and intend to defend themselves vigorously.

Forward-Looking Statements

This Statement and the documents incorporated by reference herein contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934.

These forward looking statements are often identified by the words “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” “potential,” and the negative of these terms or other comparable or similar terminology or expressions.

Although InSite believes the forward looking statements are reasonable, they are subject to important risks and uncertainties. Those include, without limitation:

•	uncertainties as to the timing of the Offer and the Merger;

•	uncertainties as to how many Stockholders will tender their Shares in the Offer;

•	the possibility that various conditions to the consummation of the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger;

•	the risk that competing offers or acquisition proposals will be made; and

•	the effects of disruption from the transactions on InSite’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees.

These forward looking statements may be affected by risks and uncertainties in InSite’s businesses and market conditions, including that the assumptions upon which the forward looking statements in this Statement are based may be incorrect in whole or in part. These forward looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by InSite with the Securities and Exchange Commission (“SEC”), including InSite’s most recent annual report on Form 10 K, quarterly reports on

Form 10 Q, current reports on Form 8 K and the Tender Offer Statement on Schedule TO filed by Purchaser, Ranbaxy, Sun Pharma and certain of their affiliates with the SEC on September 29, 2015 and other tender offer documents to be filed by Purchaser, Ranbaxy, Sun Pharma and certain of their affiliates. InSite wishes to caution readers that certain important factors may have affected and could in the future affect its actual results and could cause its actual results for subsequent periods to differ materially from those expressed in or implied by any forward looking statement made by InSite, including that the Merger may not be consummated on the timeline anticipated by InSite or at all. The forward looking information is made as of the date hereof and, except as required by law, InSite undertakes no obligation to update forward looking statements to reflect events or circumstances after the date hereof.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

(a)(1)(A)	Offer to Purchase, dated September 29, 2015.	Schedule TO of Thea Acquisition Corp.		(a)(1)(A)	9-29-2015

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).	Schedule TO of Thea Acquisition Corp.		(a)(1)(B)	9-29-2015

(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Schedule TO of Thea Acquisition Corp.		(a)(1)(C)	9-29-2015

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO of Thea Acquisition Corp.		(a)(1)(D)	9-29-2015

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Schedule TO of Thea Acquisition Corp.		(a)(1)(E)	9-29-2015

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 29, 2015.	Schedule TO of Thea Acquisition Corp.		(a)(1)(F)	9-29-2015

(a)(2)	Letter to InSite Stockholders from the Chief Executive Officer, dated September 29, 2015.					X

(a)(5)(A)	Press Release, dated September 15, 2015.	Schedule 14D-9	005-42661	99.1	9-15-2015

(e)(1)	Agreement and Plan of Merger, dated September 15, 2015, by and among InSite, Ranbaxy, and Purchaser, as amended and restated on September 28, 2015.	8-K	000-22332	2.1	9-28-2015

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

(e)(2)	Mutual Non-Disclosure Agreement, dated January 31, 2014, by and between InSite and Sun Pharma.	Schedule TO of Thea Acquisition Corp.		(d)(5)	9-29-2015

(e)(3)	Amendment to Mutual Non-Disclosure Agreement, dated August 7, 2015, by and between InSite and Sun Pharma.	Schedule TO of Thea Acquisition Corp.		(d)(6)	9-29-2015

(e)(4)	Secured Note, dated September 15, 2015, by InSite in favor of Ranbaxy.	8-K	000-22332	10.1	9-15-2015

(e)(5)	Security Agreement, dated as of September 15, 2015, by and between InSite and Ranbaxy.	8-K	000-22332	10.2	9-15-2015

(e)(6)	IP Security Agreement, dated as of September 15, 2015, by and between InSite and Ranbaxy.	8-K	000-22332	10.3	9-15-2015

(e)(7)	Intercreditor Agreement, dated as of September 15, 2015, among InSite, Ranbaxy and U.S. Bank National Association.					X

(e)(8)	Form of Amendment, Waiver and Consent Agreement by InSite and each of Nicky V LLC, James Cannon and Timothy McInerney.	8-K	000-22332	10.4	9-15-2015

(e)(9)	Restated Certificate of Incorporation as filed with the Delaware Secretary of State on October 25, 1993.	10-K	000-22332	3.2(1)

(e)(10)	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 11, 1997.	S-3	333-36673	4.1	9-29-97

(e)(11)	Certificate of Correction of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 26, 1997.	S-3	333-36673	4.2	9-29-97

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

(e)(12)	Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock as filed with the Delaware Secretary of State on July 3, 2002.	10-Q	001-14207	4.5	11-14-02

(e)(13)	Certificate of Amendment to Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 3, 1994.	S-3	333-126084	4.2	6-23-05

(e)(14)	Certificate of Amendment to Restated Certificate of Incorporation as filed with the Delaware Secretary of State on July 20, 2000.	10-K	001-14207	3.7	3-15-07

(e)(15)	Certificate of Amendment to Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 1, 2004.	10-K	001-14207	3.8	3-15-07

(e)(16)	Certificate of Amendment to Restated Certificate of Incorporation as filed with the Delaware Secretary of State on October 23, 2006.	10-Q	001-14207	3.7	11-14-06

(e)(17)	Certificate of Amendment to Restated Certificate of Incorporation as filed with the Delaware Secretary of State on April 1, 2015	8-K	000-22332	3.1	4-2-2015

(e)(18)	Amended Bylaws of Insite.	8-K	000-22332	3.1	12-16-11

(e)(19)	InSite Amended and Restated Employee Stock Purchase Plan adopted October 15, 2007.	8-K	001-14207	10.4	10-19-07

(e)(20)	InSite 1994 Stock Option Plan.	S-8	333-117193	4.2	7-6-04

(e)(21)	InSite 2007 Performance Incentive Plan.	8-K	001-14207	10.1	10-19-07

(e)(22)	Form of Nonqualified Stock Option Agreement (2007).	8-K	001-14207	10.2	10-19-07

(e)(23)	Form of Incentive Stock Option Agreement (2007).	8-K	001-14207	10.3	10-19-07

(e)(24)	Form of Indemnification Agreement between InSite and its directors and officers.	8-K	000-22332	10.1	7-31-14

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

(e)(25)	InSite Annual Bonus Plan.	10-Q	001-14207	10.1	8-11-08

(e)(26)	InSite Severance Plan.	8-K	001-14207	10.1	4-29-09

(e)(27)	Offer letter, by and between InSite and Louis Drapeau, dated October 29, 2008.	10-K/A	001-14207	10.37	4-30-09

(e)(28)	Offer letter, by and between InSite and Timothy Ruane, dated December 1, 2010.	8-K	000-22332	10.1	11-30-10

(e)(29)	Option Cancellation Agreement, by and between InSite and Timothy Ruane, dated December 27, 2012.	8-K	000-22332	10.1	12-31-12

(e)(30)	Form of Common Stock Warrant issued pursuant to Securities Purchase Agreement, dated July 12, 2011.	8-K	000-22332	4.1	7-18-2011

(e)(31)	Form of 12% Senior Secured Note.	8-K	000-22332	10.3	10-16-2014

(e)(32)	Form of Warrant to Purchase Common Stock issued pursuant to the Securities Purchase Agreement entered into on October 9, 2014, as amended.	8-K	000-22332	4.1	10-16-2014

(g)	None.

(1)	Filed with InSite Vision Incorporated’s Annual Report on Form 10-K for the year ended December 31, 1993.

Annex A	Opinion of Roth Capital LLC, dated June 7, 2015.
Annex B	Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSITE VISION INCORPORATED

By:	/s/ Louis Drapeau
Name:	Louis Drapeau
Title:	Vice President and Chief Financial Officer

Dated: September 29, 2015

ANNEX A

June 7, 2015

Board of Directors

InSite Vision Incorporated

965 Atlantic Avenue

Alameda, CA 94501

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth” or “We”) understands that InSite Vision Incorporated (“InSite”, “Company” or “Isotope”), QLT, Inc. (“QLT”, “Parent” or “Quest”) and a wholly-owned indirect subsidiary of the Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 1, 2015 (the “Merger Agreement”), which provides among other things, for Merger Sub to be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned indirect subsidiary of Parent. Pursuant to the Merger, (i) each share of common stock, par value $0.01 per share, of InSite (“Company Common Stock”), other than shares of such common stock held in treasury or shares held by QLT or its subsidiaries, will be converted into the right to receive 0.048 of a share (“Exchange Ratio”) of QLT common stock (“Parent Common Stock”), (the “Merger Consideration”); and (ii) each Company warrant that is outstanding will either, at the option of the holder thereof, be exchanged for cash based on its Black-Scholes value, or be rolled over and become exercisable for Parent Common Stock after adjusting for the exercise price and underlying Parent Common Stock in accordance with the Exchange Ratio (together, “Aggregate Merger Consideration”).

You have asked us to render our opinion on whether, as of the date hereof, the Merger Consideration to be issued by QLT is fair from a financial point of view to the current holders of InSite Common Stock.

For purposes of the opinion set forth herein, we have, among other things, reviewed the Merger Agreement and also:

(i)	reviewed certain publicly available business and financial information of InSite and QLT, that we assume to be prepared on a best practices basis and believe to be relevant to our inquiry;

(ii)	reviewed certain other financial and operating data, assuming such data was reasonably prepared on a best practices basis, concerning InSite and QLT;

(iii)	discussed the past and current operations, financial condition and prospects of InSite and QLT with management of InSite and the advisors to InSite and QLT, respectively;

(iv)	reviewed the reported prices and trading activity during the twelve month period ending June 4, 2015 of Company Common Stock;

(v)	reviewed the reported prices and trading activity for the twelve month period ending June 4, 2015 of Parent Common Stock;

(vi)	compared the financial performance of InSite and QLT with that of certain publicly traded companies we deemed relevant;

(vii)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant; and

(viii)	performed such other analyses and considered such other factors as we have deemed appropriate.

InSite Vision Incorporated

June 7, 2015

We have also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant. The scope of our review and analyses is limited and nothing contained herein is intended to expand such scope except as expressly provided herein. We did not use any projected financial information provided from InSite or QLT.

In conducting our review and arriving at our opinion, with your consent, we have not independently verified, nor have we assumed responsibility or liability for independently verifying any of the foregoing information and we have assumed and relied upon such information being accurate and complete in all material respects, and we have further relied upon the express assurances of InSite management and the advisors of InSite and QLT that they, each respectively, are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. We relied on InSite management, as well as each company’s advisors, to advise us if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with regard to any projections or the assumptions on which they were based and did not use any projections provided by InSite or QLT for performing our analyses. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of either InSite or QLT, nor have we been furnished with any such valuation or appraisal. In addition, we have not assumed, with your express permission, any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of InSite or QLT.

In performing our analyses, with your consent, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of InSite. The analyses performed by us are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by us with respect to our opinion and do not form a part of this opinion.

We also have assumed, with your consent, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and in compliance with all applicable federal, state and local statutes, rules, regulations and ordinances, that the representations and warranties of each party, as qualified by each parties’ disclosure schedules in the Merger Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by such party under such agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed.

Our opinion only addresses whether the Merger Consideration payable pursuant to the Merger Agreement is fair, from a financial point of view, to the current holders of InSite Common Stock, and our opinion does not in any manner address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger or otherwise. Our opinion also does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for InSite, the underlying business decision of InSite to proceed with the Merger, or the effects of any other transaction in which InSite or QLT might engage. The issuance of this opinion was approved by an authorized internal committee. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to

InSite Vision Incorporated

June 7, 2015

the underlying valuation (including the methodology thereof and the utilization or use of any blended or combined methodology), future performance or long-term viability of InSite or QLT. Further, we express no opinion as to what the value of the shares of Parent Common Stock actually will be upon consummation of the Merger or the prices at which shares of Parent Common Stock will trade at any time. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We will receive a fee for our services upon notifying InSite management that we are prepared to deliver this letter. We will not receive any other payment or compensation contingent upon the consummation of the Merger. We may perform financial services for InSite or QLT and its affiliates in the future and, in such case, expect to receive customary fees for such services. InSite has agreed to indemnify us for certain liabilities and other items arising out our engagement.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Accordingly, we may have a conflict of interest with InSite by virtue thereof. For example, we and our affiliates may in the future provide investment banking and other financial services to InSite or QLT for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity securities, or other interests or securities of InSite or QLT, and, accordingly, may at any time hold a long or a short position in such securities. Specifically Ted Roth, our President and a member of our Board of Directors, owns 10,000 shares of common stock of the Company.

It is understood that this opinion is solely for the use and benefit of the Board of Directors of InSite (the “Board”) (solely in its capacity as such) in connection with its evaluation of the financial terms of the Merger and may not be relied upon by any other person (including, without limitation, security holders of InSite) or used for any other purpose without our prior written consent in each instance. This opinion should not be construed as creating any fiduciary duty on Roth’s part to any party. This opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to the Merger, or as to the specific economic benefits that may ultimately be enjoyed by InSite or its shareholders as our opinion does not address the underlying business decisions of InSite to effect the Merger or the merits of any such transactions as opposed to our analysis. This opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Roth or any of its affiliates be made without our prior written consent except that this letter may be reproduced in its entirety, if required, in a proxy statement or other form filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, provided that this letter is reproduced in such filing in full and that any description of or reference to us or summary of this letter in such filing will be in a form reasonably acceptable to us and our counsel. It is understood that we have no obligation to update this opinion as future events may change the underlying assumptions and analyses. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

InSite Vision Incorporated

June 7, 2015

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof and based on current market conditions that the Merger Consideration payable pursuant to the Merger Agreement is fair, from a financial point of view, to the current holders of InSite.

Very truly yours,

Roth Capital Partners, LLC

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate

(including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4